

PE
12-31-02

MAY 6

YANKEE CANDLE®

2002 Annual Report

PROCESSED
MAY 07 2003
THOMSON
FINANCIAL

YANKEE CANDLE®


& CANTALOUPE
Simple Vegetarian Pleasures
JEANNE LEMLIN
RECIPES

The Yankee Candle Company, Inc. is the nation's leading designer, manufacturer, wholesaler and retailer of premium scented candles, with the largest share of the premium scented candle market and the most highly recognized brand of any premium scented candle manufacturer. The Company is also a major designer and marketer of candle accessories, as well as a growing competitor in the scented personal care product and home fragrance categories.

At the heart of Yankee Candle's success is its vertically integrated structure, which allows the Company to exercise strict control over every facet of its business, from product development, to manufacturing and distribution, to sales. This exceptional level of control enables Yankee Candle to create innovative new products on a regular basis; to produce consistently high-quality merchandise; and to market its merchandise through a broad range of image-appropriate channels — all factors that have driven national consumer loyalty for the high-caliber Yankee Candle® brand.

At the end of 2002, Yankee Candle marketed its products through approximately 14,000 wholesale doors in North America; 239 Company-owned and -operated retail stores in the United States; a proprietary website at *yankeecandle.com;* a catalog program; approximately 1,750 wholesale doors in the United Kingdom; 21 European distributors that serve 24 countries; and a European distribution center in Bristol, England. Founded in 1969, Yankee Candle is headquartered in South Deerfield, Massachusetts. The Company's common stock is traded on the New York Stock Exchange under the symbol YCC.

Financial Highlights



*CAGR = Compound Annual Growth Rate

(Dollar Amounts In Thousands)	1998	1999	2000	2001	2002
Operating Results:					
Net sales	$188,722	$262,075	$338,805	$379,831	$444,842
Operating income	55,073(1)	76,386	89,098	89,861(4)	109,861
Net income	22,972(2)	34,295(3)	43,559	48,165(5)	63,979

(1) Excludes $61,263 bonus related to the 1998 recapitalization.

(2) Pro forma to exclude $61,263 bonus related to the 1998 recapitalization from pre-tax income and apply 40% tax rate to pre-tax income.

(3) Before extraordinary item.

(4) Excludes $8,000 restructuring charge.

(5) Pro forma to exclude $8,000 restructuring charge from pre-tax income and apply 39% tax rate to pre-tax income.

To Our Shareholders

For Yankee Candle, the year 2002 can be summarized with one powerful word: Progress. In the midst of an intensely difficult business environment characterized by ongoing economic softness and declining consumer confidence, we advanced all five tenets of our brand-building strategy: namely, intensifying our product innovation activities, improving our supply chain infrastructure, expanding our distribution channels, extending our geographic reach, and developing the strengths of our employees. Our success in executing these initiatives helped us to meet the formidable demands of 2002, post measurable progress in promoting our brand, and accelerate Yankee Candle's evolution into a powerful, nationally recognized manufacturer, retailer and wholesaler that develops an increasing range of innovative, fragrance-based merchandise for a growing global consumer base.

Our powerful brand and unique business model enabled us to deliver outstanding financial results: We generated record total sales of $444.8 million in 2002, an increase of 17 percent compared with 2001. In our wholesale business, which includes our European wholesale operations, we drove a 22 percent increase in sales compared with the prior year to $204.9 million. In our retail business, we posted sales of $239.9 million, an increase of 13 percent compared with the prior year; and within this segment we delivered a 20 percent increase in our direct sales channels of catalog and Internet. While our retail same-store sales decreased during the year, primarily due to a decline in mall traffic, the value of our average retail sale increased, and our sales productivity in stores that were open for at least a full year averaged $681 per square foot—two to three times most retailers.

Our strong sales performance, together with our continued focus on controlling expenses and our ongoing efforts to drive both process and productivity improvements, allowed us to achieve record net income, earnings per share and operating profit. Net income rose 48 percent to $64.0 million, or $1.19 per common share on a basic basis and $1.17 per common share on a diluted basis, up from $43.3 million, or $0.81 per common share on a basic basis and $0.79 per common share on a diluted basis a year ago. Operating profit grew 34 percent to $109.8 million, from $81.9 million in fiscal 2001. In addition, despite the economic pressures of 2002, we continued to strengthen our Company by utilizing the $91.8 million in cash flow from operations that we realized during the year. We allocated $25.9 million of this sum to fund new capital expenditures, and we used $54.5 million to pay down debt, thereby reducing our debt by 47 percent compared with year-end 2001.

In recognition of our solid financial accomplishments, *Forbes* magazine placed Yankee Candle as number 13 on their annual list of the "200 Best Small Companies in America." The credit for this and for all of our 2002 accomplishments goes entirely to our employees, whose diligence and commitment to excellence have become Yankee Candle trademarks. I personally thank each and every member of our team for their valuable contributions to our Company's success.



While 2002 was a highly challenging time for most companies, it also provided a golden opportunity for exceptionally strong brands to shine. Yankee Candle fully leveraged this opportunity, accelerating our brand-building strategy and advancing our product innovation activities, while delivering record financial results.

Driving Brand Value

We are very pleased with our 2002 financial results and even more gratified by how we achieved them. While many of our competitors attempted to combat the sluggish retail environment and bolster their short-term sales performance through deep discounting, Yankee Candle resolutely refused to follow suit. Over the last 33 years, we have carefully developed a strong brand image for superior quality, and we believe that maintaining our pricing discipline is a crucial means of preserving the integrity of the Yankee Candle® name for the long term. What's more, since the Yankee Candle® brand offers consumers both quality and consistency, we were confident that our products would continue to hold their appeal even in the year's tight economy.

With this in mind, we leveraged our vertically integrated structure to drive profitability and maintain tight inventory control; and we took decisive steps to strengthen our brand, increase its exposure and take full advantage of its power. We formed a brand management task force made up of key professionals from across our Company. We formally extended our brand into two new fragrance-related market segments—personal care and home fragrance—that complement our core merchandise categories of scented candles and candle accessories. And we launched our first brand-centered advertising campaign, placing ads that feature our premium scented candle products in major magazines, thereby increasing our reach and heightening brand awareness.

Our achievement of record financial performance during such a challenging period is clear evidence of the strength of our brand and the effectiveness of our initiatives to leverage it. However, our efforts were also validated by the results of our second annual internal market study, which confirmed that awareness, purchase incidence, and conversion rates from those who recognize the Yankee Candle® brand to those who actually buy our products have all risen in the past 12 months.



The power of our brand was further underscored by the results of the annual *Giftbeat* survey, which ranked Yankee Candle® as the most highly recognized premium candle brand in our industry for the tenth consecutive year. In testament to the outstanding strength of our brand in the wholesale market, the *Giftbeat* survey also found that Yankee® products were the number-one reorder items of all gift products sold in 2002.

Setting the Innovation Standard

As we develop and leverage the Yankee Candle® name, we are sharply focused on ensuring that it remains a "timeless" brand—one that maintains its relevance and continues to resonate with consumers as it evolves. Vital to this endeavor is our deep commitment to innovation, which spans every aspect of our business and truly distinguishes our Company from our competitors. In 2002, we intensified our focus on this commitment, implementing new ideas throughout our organization that helped drive sales, improve productivity and build the Yankee Candle® brand image.

In June, we opened the Yankee Candle™ Home store in our flagship location, thereby expanding our "laboratory" for test marketing new products, and creating a new forum for evaluating the performance of our brand in the highly attractive home accessories segment. On the product front, we introduced many new fragrances and candle products, we significantly expanded our line of accessories, and we launched the Yankee Candle™ Bath line of personal care items that we tested in 2001. We also continued to leverage our status as a designer and manufacturer who is "famous for fragrance™" by expanding our presence in the home fragrance market segment through the introduction of three exciting new product categories—potpourri, aerosol room sprays and fabric freshener sprays. In addition, we continued to implement ground-breaking processes and programs to support our wholesale customers, cater to retail consumers, improve our supply chain infrastructure, and optimize our organizational effectiveness.

In our wholesale business, we created new ways to partner with our customers, helping them to combat 2002's tough economic cycle and build their businesses. Our multiple initiatives in this area—combined with our brand strength, supply chain capabilities, marketing programs and merchandising guidance—helped our wholesale customers to realize strong Yankee® product sales and to achieve better management of their inventory and cash positions. In our retail business, we added 47 new locations to our network; we launched an array of exciting new products; and we tested new direct marketing campaigns, sending targeted promotional materials to a select group of retail customers. We also utilized technology to spur improvements within our retail channel, introducing in-store inventory management tools, enhancing the functionality of our website, and upgrading our catalog and Internet fulfillment software.

We fortified our supply chain infrastructure through a number of key initiatives, including introducing more efficient operational processes and procedures, instituting stringent new job safety policies, automating additional manufacturing functions, and investing in robotics to ensure superior quality control. To continue to foster productivity improvements in this vital area as we grow, we also created several specialized supply chain task force teams who are identifying and addressing the dynamic needs of our retail stores, wholesale partners and direct consumers.

Our multi-faceted brand-building initiatives are continuing to fuel Yankee Candle's transformation into a gift products powerhouse that develops and distributes an increasing range of innovative, branded, fragrance-based merchandise and accessories to a growing global consumer base.

Committed to Integrity

In addition to being characterized by a highly challenging economic environment, 2002 was a year during which several corporate accounting scandals shook investor confidence. At Yankee Candle, we have always been deeply committed to running our Company with the utmost integrity, and we pride ourselves on our straightforward business model, as well as on the wide range of financial disclosure that we provide in our public filings. We are supported in our deep commitment to financial and business integrity by our strong Audit Committee, which is made up entirely of outside, independent directors who draw on a wealth of financial experience to provide our Company with financial and accounting oversight, supervision and guidance. We also have a talented and dedicated Board of Directors, which includes high-profile executives and professionals from a wide range of companies and business backgrounds. On behalf of our entire Company and our Board, I pledge that the Yankee Candle team will continue to do everything in our power to earn and deserve the continued trust and confidence of our shareholders.

As we enter 2003, we are fueling our continued progress by further developing the five facets of our brand-building strategy, entering a more mature phase of execution in all of these key areas. Our success in advancing these initiatives during the past year has reinforced our core strengths, giving us great confidence in Yankee Candle's future.

We have an industry-leading brand that we are successfully expanding and leveraging in a number of high-demand gift categories. We have a powerful vertically integrated structure that gives us significant control over the quality and range of our operations, and enables us to maintain a tight lid on our costs. We have a core competency in product development that enables us to drive brand awareness and profitability. We have a skilled management team supported by a dedicated base of employees who are sharply focused on success. Above all, we have a deep commitment to utilizing these strengths to spur our Company's continued progress in the months and years ahead.

Sincerely,



Craig W. Rydin
Chairman and Chief Executive Officer

Building the Yankee Candle® brand remains our top priority, and in 2003 we will continue to identify and execute innovative marketing strategies that will reinforce our image as a developer of high-quality, fragrance-related products.

Building Our High-Caliber Brand

At Yankee Candle, we recognize that having a strong brand isn't enough to sustain our Company's success. Rather, the Yankee Candle® name and its image must be continuously cultivated so that we can preserve its appeal, unlock its full power, and fortify its ability to stand the test of time. To spearhead this process, in 2002 we created a brand management task force made up of experienced professionals from across our Company. Charged with identifying and executing appropriate new brand development initiatives, this team has heightened our Company's focus on promoting the Yankee Candle® image, and on extending that image into new product segments that can drive our growth.

One of our most visible efforts to accomplish these goals in 2002 was the launch of our first advertising campaign, which appeared in regional editions of *People, Family Circle, Good Housekeeping, Redbook, Country Living, Martha Stewart Living* and *Better Homes and Gardens.* Each execution of this print campaign features a photograph of an attractive setting enhanced by one of our candles in a scent that corresponds to the environment. Bearing the tag line "Where will our scents take you?™" these advertisements illustrate the ability of our scented candles to "transport" consumers by prompting them to recall a particular time, place or cherished memory. By highlighting our fragrance expertise, as well as showcasing our premium scented candles, these ads position Yankee Candle as a leader in fragrance development, thereby facilitating the extension of our brand into the personal care and home fragrance market segments.

To measure the effectiveness of our efforts, we conducted a second annual market survey. Our findings affirmed the growing power of the Yankee Candle® brand, proving that brand awareness, purchase incidence, and conversion rates from those who recognize our brand to those who ultimately buy our products have all increased in the last year. This data was further validated by the results of *Giftbeat* magazine's annual survey of leading gift products, which heralded Yankee Candle® as the leading candle brand in the country for the tenth consecutive year and the most profitable gift shop product line for the second year running. *Giftbeat* also confirmed that Yankee Candle was the top giftware reorder product line of 2002—a distinction that we have earned seven times in the past ten years, finishing second only to Beanie Babies® in the remaining three surveys. In addition, *Giftbeat* found that in 2002 our Housewarmer® candles were the nation's number-one selling item in the category of gifts costing more than $10, and our Yankee Car Jars® air fresheners, Tarts® wax potpourri and Samplers® votive candles were the top-selling items in the category of gifts costing $5 or less.


SAGE & CITRUS
housewarmer




YANKEE CANDLE
YANKEE CANDLE
SAGE & CITRUS
hand lotion


YANKEE CANDLE
fragranced


YANKEE
housewarmer®
our strongest scented candle






YANKEE
CANDLE

In the coming year, we will focus on continuing to leverage our core competency in product and packaging innovation to expand and refine our line of branded merchandise, and to propel our growth in our four product categories.

Expanding Our Powerful Product Portfolio

More than three decades ago, Yankee Candle broke new ground within the gift industry by developing our signature product—a premium scented candle attractively packaged in a glass jar. The primary catalyst for that initial product launch was our desire to respond to the interests of consumers, who wanted a high-quality candle product for home use and gift giving that was both visually appealing and beautifully scented. Since that time, we have continued to excel in the area of product innovation by regularly refreshing and extending our core candle line, as well as by exploring and developing new merchandise concepts. In the process, we've built the Yankee Candle® brand, driven the growth of our business and fortified our competitive position.

In 2002, we intensified our focus on new product development by identifying four distinct product areas for growth—candles, accessories, personal care and home fragrance—and by significantly expanding each of them. In our core candle line we introduced 11 new fragrances, and we expanded our line of core candle products to include some exciting new offerings. For example, we introduced Home Classics™ jar candles, which feature a stylish vase shape offered in nine new fragrances; and we launched the Á La Mode™ collection of pillar candles, which combines our French Vanilla scent with other complementary fragrances, such as Hazelnut Coffee and Maple Walnut. We phased out our line of Ionic pillar candles, replacing them with a new collection of smooth-sided pillars in 35 fragrances, and we began offering unscented taper candles in an array of high-demand colors. We also expanded our highly successful accessory line, adding a wide variety of seasonal merchandise and exclusive items. Encompassing such products as decorative jar toppers, shades, plates, votive and tea light holders, and wax potpourri warmers, our accessory line helps to increase the appeal of our core candle line and boost the average dollar amount of our sales.

We also continued to diversify our product portfolio, leveraging our core fragrance competency and our powerful brand to penetrate two fragrance-related market segments that complement our candle and candle accessories businesses. Following last year's successful test marketing of personal care products, we launched the Yankee Candle™ Bath line, unveiling bath gel, body lotion, hand lotion, liquid soap, and milled soap in ten fragrances with new packaging and appealing price points. We also officially entered the home fragrancing market segment, adding a host of new fragrances to the sachet line we introduced in 2001, and introducing Yankee Candle™ potpourri in four fragrances, aerosol room sprays in six fragrances, and fabric freshener sprays in three fragrances.

We plan to expand our distribution network in 2003 by introducing innovative business-building programs to attract new wholesale customers, as well as by opening additional retail outlets in promising locations.

Leveraging Our Multi-Channel Distribution Network

One of Yankee Candle's greatest competitive advantages is our powerful distribution network, which spans a broad base of independent and national wholesale customers, a network of Company-owned and -operated retail stores, a direct mail catalog program, an Internet website, international distributors, and a European distribution center. Carefully developed to complement each other, these multiple channels provide the strong product availability required to drive the building of the Yankee Candle® brand and its image, promote continuous customer awareness, and propel our Company's success.

WHOLESALE The difficult market environment of 2002 put added pressure on our wholesale customers, increasing the value of the outstanding support that we offer to them, and prompting us to introduce new ways to help them to build their businesses and drive their success. We formed a Wholesale Advisory Council made up of wholesale customers from across the country. This council provides us with a valuable new forum through which we solicit feedback directly from our wholesale customers while collaborating with them to outline "best practices" related to product displays and promotional activity, and to develop innovative ideas for the use of in-store tools. We also introduced Yankee Candle University, a training program with in-depth courses on Yankee Candle product information, sales tactics and marketing techniques. We conducted two marketing promotions to drive consumer traffic and encourage product purchases. And we expanded our wholesale product offerings, introducing an array of our non-candle products to the wholesale market and developing several exclusive wholesale fragrances.

We also used information technology and systems to strengthen our business. We continued to collect and analyze industry data that will allow us to improve merchandise planning and customer service; we enhanced our website, giving our wholesale customers easy access to our product images and descriptions for use in their advertising; and we implemented more precise order history and tracking applications to assist them in managing their back-office activities.

Our powerful brand and exceptional sales support helped us to continue to attract new wholesale customers, and we added approximately 1,250 new domestic locations during the year, most of which were new independent store locations. We also developed an alliance with leading national home products retailer, Bed, Bath & Beyond, and we expanded our penetration of the U.S. military's extensive network of military base retail outlets.

RETAIL For our retail business, 2002 was a year of exciting product launches, which helped to increase the dollar amount of our average sale. To highlight our new products and optimize our marketing expenditures, we began testing our Customer Relationship Management capabilities, sending the first series of promotional materials to carefully selected customer groups in targeted regions of the country. We also continued to grow our retail channel during the year, opening 47 new stores. As a result, we ended 2002 with 239 stores in 42 states, representing a total of 496,820 square feet. In addition to the growth of our network, we completed the successful opening of the Yankee Candle™ Home store at our flagship location in June of 2002. This venue has already exceeded our performance expectations, drawing a wide range of visitors to attend food tastings, product demonstrations and special events with celebrity chefs.

To support our retail growth and drive service improvements, we stepped up our reliance on cutting-edge technology, introducing in-store inventory management tools; and streamlining our credit, debit and gift card authorization and settlement functions. With an eye toward increasing our competitive strengths and improving customer service in the future, we also began piloting an exciting new training program for our sales associates that focuses on driving sales growth and on building personal relationships with our customers.

We also upgraded our website, investing in a new back-end system to enhance functionality, speed transactions and enable a cross-selling feature. We helped to drive sales in our online retail business by introducing a personalized candle configurator capability that enables visitors to "Make A Memory" by designing and purchasing custom-labeled scented candles to commemorate special events. In addition, we added an on-line gift reminder feature, and we upgraded the fulfillment software that manages our catalog and Internet operations.

Wholesale Sales
(dollars in millions)



17% CAGR

Retail Sales
(dollars in millions)



31% CAGR











While our supply chain functions demonstrate our innovation prowess at its finest, we believe there is always a new mountain to climb. In 2003, we will strive to foster Yankee Candle's growth by pursuing continuous improvement in every aspect of this area.

Enhancing Our Cutting-Edge Supply Chain Capability

One of Yankee Candle's chief competitive advantages is our integrated, highly efficient supply chain infrastructure, which is the driving force behind our ability to deliver outstanding productivity, consistent product quality, strong inventory availability and control, and exemplary customer service. In 2002, we significantly enhanced this capability, reorganizing and redesigning our procedures and processes in order to improve efficiency and support our Company's continued product and geographic growth.

We initiated this process by assembling teams of our employees to take a fresh look at our operational methods, and to conduct thorough and candid evaluations of all of our existing business procedures. Among other things, these teams mapped out all of the processes that we had in place, looking at each and every step to identify areas for improvement. Based on this input, we developed a comprehensive set of Standard Operating Procedures documents, thereby ensuring that all of our employees follow the same "best practices" in every area. We also identified and executed scores of new strategies to drive quality, efficiency, productivity and effectiveness.

For example, we executed 84 different projects that redesigned, reconfigured, automated, streamlined and upgraded key areas of our operation. Collectively, these efforts enabled us to drive profitability and meet the demands created by our Company's introduction of new products, while upholding our deep commitment to quality. Some of our initiatives focused on addressing consumer interests, such as the introduction of product scanners to check that every candle is properly labeled, as well as the installation of temperature-controlled storage rooms to ensure that our candles maintain their optimum quality. We also implemented measures that focused on the needs of our wholesale customers and our retail stores, including creating new metrics to assess the timing and accuracy of our fulfillment capabilities. Under the auspices of our Company's new Wholesale Advisory Council, we also met with our leading wholesale customers, soliciting feedback on all of the services we provide so that we can continue to drive enhancements in the areas that are most vital to this group.

Yankee Candle is intently focused on driving the growth of our brand and our business by pursuing promising opportunities to expand our geographic reach in both the U.S. and abroad.

Pursuing Strategic Geographic Expansion

In 2002, Yankee Candle continued to pursue growth opportunities with confidence and enthusiasm. We expanded our domestic wholesale channel, adding approximately 1,250 new locations during the year, forging an alliance with leading national home products retailer Bed, Bath & Beyond, and increasing our penetration of the U.S. military channel. In our retail operations, we opened 47 new stores during the year that enabled us to penetrate two new states, namely Arkansas and Mississippi. We ended the year with 239 stores in 42 states with a total retail square footage of 496,820, an increase of 26 percent compared with the end of 2001.

In Europe, we delivered double-digit sales growth, and we added approximately 250 new accounts, including an important new customer with approximately 40 locations. We closed the year with approximately 1,750 U.K. wholesale doors and 21 distributors covering 24 countries. Yet, our European operations still account for a very small percentage of our overall sales, therefore affording us clear growth potential. In 2002, we worked to build this business by developing new candle fragrances, fragrance names and accessories that reflect the distinct preferences of customers in the U.K. and continental Europe.

In the coming year, we will continue to expand our geographic availability. We plan to strengthen our wholesale network by attracting new wholesale customers and by adding locations with existing customers. We plan to grow our retail channel by opening approximately 45 new domestic retail locations that will increase our presence in key regions of the country. And we will pursue opportunities in the U.K., focusing on developing merchandise specifically tailored for the needs of European consumers. We will support our growth initiatives by redesigning our website, making it faster and easier to use than ever before, as well as by continuing to launch new marketing initiatives. We will also continue to enhance our flagship store, further developing our Yankee Candle™ Home store, relaunching our toy section, and adding new and exciting merchandising categories that help to drive awareness and acceptance of the Yankee Candle® brand.





Our successful development of the Yankee Candle® brand has created growth opportunities for our employees, and we are intently focused on providing them with the training, technology and communication tools that they need to excel.

Developing Our Exceptional Employee Team

Behind every great brand there are dedicated people who work continuously to develop quality products, deliver top-notch service and preserve the integrity of the brand's image on a consistent basis. Since our inception 33 years ago, the Yankee Candle team has fulfilled all of these objectives, and their passion for excellence has been a vital factor in our ability to develop a strong, enduring brand.

Over the last two years, the devotion of our employees has become an even greater asset—one that we believe truly sets us apart in the marketplace. As we have stepped up our efforts to develop and extend our brand, we have also accelerated the transformation of our Company into a national organization with a growing global reach. And as we continue to propel this evolution, we are keenly aware that it represents a significant cultural shift for our employees. With this in mind, we are sharply focused on striking a balance—retaining the exceptional work ethic and dedication to quality that have helped define Yankee Candle for more than three decades, while cultivating a new, performance-driven work environment that facilitates our expansion, intensifies our productivity and drives our profitability.

We accelerated this effort in 2002 by continuing to fill new positions by promoting from within, as well as by bringing in highly experienced people in key areas to complement our internal skill sets. We also introduced ways to improve intracompany communication, leveraging our intranet and introducing programs that encourage the flow of information. To ensure that our people are prepared to grow and excel in step with our Company, we added a range of new development programs for employees at all levels. These programs include specialized training courses in retail sales practices, supply chain safety processes, business acumen, technological functions, management skills and leadership fundamentals.

We also continued to reward employees who were nominated by their peers for exhibiting a combination of exemplary work principles and a sense of fun, recognizing individuals with the quarterly "Founder's Award" that we introduced in 2001. The stiff competition for this award is a glowing testament to the Yankee Candle team's exceptional commitment to our brand, our products, our customers and our ongoing success.

Financial Table Of Contents



Selected Financial Data	20
Management's Discussion and Analysis of Financial Condition and Results of Operations	22
Consolidated Statements of Operations	30
Consolidated Balance Sheets	31
Consolidated Statements of Stockholders' Equity	32
Consolidated Statements of Cash Flows	34
Notes to Consolidated Financial Statements	35
Independent Auditors' Report	43
Market for the Company's Common Equity and Related Stockholder Matters	44
Corporate Information	IBC

Selected Financial Data

Year Ended December 31, 1998 and Fifty-Two Weeks Ended January 1, 2000, December 30, 2000, December 29, 2001 and December 28, 2002

The selected historical consolidated financial and other data that follows should be read in conjunction with the "Consolidated Financial Statements," the accompanying notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report. The historical financial data as of December 29, 2001 and December 28, 2002 and for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 have been derived from the audited consolidated financial statements and the accompanying notes included in this document.

The historical financial data as of December 31, 1998, January 1, 2000 and December 30, 2000 and for the year ended December 31, 1998 and the fifty-two weeks ended January 1, 2000 has been derived from audited financial statements for the corresponding period, which are not contained in this document.

The selected historical financial data may not be indicative of our future performance.

Before the recapitalization on April 27, 1998, Yankee Candle was an S corporation for federal and state income tax purposes. As a result, taxable earnings were taxed directly to the then existing sole stockholder. Since the 1998 recapitalization, Yankee Candle has been a C corporation subject to federal and state income taxes.

The data set forth for the following items assumes that Yankee Candle was subject to federal and state income taxes and was taxed as a C corporation at the effective tax rates that would have applied for all periods:

- Pro forma provision (benefit) for income taxes,
- Pro forma net income (loss), and
- Pro forma earnings per share (basic and diluted).

(In Thousands, Except Per Share Data)	Year Ended December 31, 1998	Fifty-Two Weeks Ended January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002
Statement of Operations Data:					
Sales	$188,722	$262,075	$338,805	$379,831	$444,842
Cost of goods sold	83,350	115,119	153,667	174,107	194,748
Gross profit	105,372	146,956	185,138	205,724	250,094
Selling expenses	30,546	44,547	64,464	77,348	96,714
General and administrative expenses	19,753	26,023	31,576	38,515	43,549
Bonus related to the 1998 recapitalization	61,263	—	—	—	—
Restructuring charge	—	—	—	8,000	—
Income (loss) from operations	(6,190)	76,386	89,098	81,861	109,831
Interest income	(219)	(627)	(235)	(72)	(23)
Interest expense	16,268	19,971	16,900	10,596	4,858
Other expense (income)	737	(116)	(165)	378	(420)
Income (loss) before provision for income taxes	(22,976)	57,158	72,598	70,959	105,416
Provision for income taxes	9,656	22,863	29,039	27,674	41,437
Income (loss) before extraordinary loss on early extinguishment of debt	(32,632)	34,295	43,559	43,285	63,979
Extraordinary loss on early extinguishment of debt, net of tax	—	3,162	—	—	—
Net income (loss)	$ (32,632)	$ 31,133	$ 43,559	$ 43,285	$ 63,979
Basic earnings (loss) per share:					
Income (loss) before extraordinary item	$ (0.51)	$ 0.69	$ 0.82	$ 0.81	$ 1.19
Net income (loss)	$ (0.51)	$ 0.62	$ 0.82	$ 0.81	$ 1.19
Diluted earnings (loss) per share:					
Income (loss) before extraordinary item	$ (0.51)	$ 0.66	$ 0.80	$ 0.79	$ 1.17
Net income (loss)	$ (0.51)	$ 0.60	$ 0.80	$ 0.79	$ 1.17
Pro forma provision (benefit) for income taxes	(8,731)				
Pro forma net income (loss)	$ (14,245)				
Pro forma basic earnings (loss) per share	$ (0.22)				
Pro forma diluted earnings (loss) per share	$ (0.22)				
Weighted-average basic shares outstanding	64,458	49,857	52,900	53,537	53,896
Weighted-average diluted shares outstanding	64,458	51,789	54,663	54,643	54,686

(Continued)

(In Thousands, Except Per Share Data)	Year Ended December 31, 1998	Fifty-Two Weeks Ended January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002
Supplemental Earnings Per Share Data:					
Diluted earnings (loss) per share before restructuring charge	$ (0.51)	$ 0.60	$ 0.80	$ 0.88	$ 1.17
Balance Sheet Data (as of end of period):					
Cash and cash equivalents	$ 30,411	$ 23,569	$ 13,297	$ 30,531	$ 43,689
Working capital	31,005	(1,700)	(1,048)	(1,307)	17,182
Total assets	275,345	286,474	311,828	321,284	340,643
Total debt	320,000	187,568	157,512	115,000	60,600
Total stockholders' equity (deficit)	(68,591)	61,435	105,167	148,104	212,912
Other Data:					
Number of retail stores (at end of period)	62	102	147	192	239
Comparable store sales	16.5%	14.8%	8.9%	(1.7)%	(6.3)%
Comparable store sales with catalog and Internet	17.6%	16.8%	12.8%	2.0%	(4.4)%
Gross profit margin	55.8%	56.1%	54.6%	54.2%	56.2%
Depreciation and amortization	$ 4,662	$ 6,709	$ 10,762	$ 14,347	$ 17,347
Capital expenditures	9,433	22,749	37,122	26,844	25,867
Cash Flow Data:					
Net cash flows from operating activities	$ (11,578)	$ 55,430	$ 57,310	$ 86,962	$ 91,815
Net cash flows from investing activities	(9,305)	(22,676)	(37,457)	(26,428)	(24,153)
Net cash flows from financing activities	43,917	(39,683)	(30,042)	(43,256)	(54,599)
EBITDA[1]	(2,749)	83,266	99,465	95,286	126,918
Adjusted EBITDA[2]	$ 58,514	$ 83,266	$ 99,465	$103,286	$126,918
Adjusted EBITDA margin[3]	31.0%	31.8%	29.3%	27.1%	28.5%

(1) EBITDA represents earnings before extraordinary items, income taxes, interest, depreciation and amortization (which includes amortization of deferred financing costs) and amortization of non-cash compensation, pursuant to Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." Amortization of deferred financing costs are included in interest expense in the Consolidated Statements of Operations and in depreciation and amortization in the Consolidated Statements of Cash Flows. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and therefore is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use nor has it been represented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. For each of the years shown above, EBITDA is calculated based upon our net income (as shown above) and adjusted as follows:

	Year Ended December 31, 1998	Fifty-Two Weeks Ended January 1, 2000	Fifty-Two Weeks Ended December 30, 2000	Fifty-Two Weeks Ended December 29, 2001	Fifty-Two Weeks Ended December 28, 2002
EBITDA:					
Net income	$(32,632)	$31,133	$43,559	$ 43,285	$ 63,979
Extraordinary loss on early extinguishment of debt, net of tax	—	3,162	—	—	—
Provision for income taxes	9,656	22,863	29,039	27,674	41,437
Interest expense, net	16,049	19,344	16,665	10,524	4,835
Depreciation and amortization	4,662	6,709	10,762	14,347	17,347
Non-cash compensation	116	1,029	604	570	434
Amortization of deferred financing costs	(600)	(974)	(1,164)	(1,114)	(1,114)
EBITDA	$ (2,749)	$83,266	$99,465	$ 95,286	$126,918

(2) Adjusted EBITDA reflects EBITDA adjusted to eliminate (a) the bonus of $61,263 in 1998 related to the 1998 recapitalization and (b) the $8,000 restructuring charge in 2001. For each of the years shown above, Adjusted EBITDA is calculated based upon EBITDA (as shown above) and adjusted as follows:

	Year Ended December 31, 1998	Fifty-Two Weeks Ended January 1, 2000	Fifty-Two Weeks Ended December 30, 2000	Fifty-Two Weeks Ended December 29, 2001	Fifty-Two Weeks Ended December 28, 2002
Adjusted EBITDA:					
EBITDA	$ (2,749)	$83,266	$99,465	$ 95,286	$126,918
Bonus related to the 1998 recapitalization	61,263	—	—	—	—
Restructuring charge	—	—	—	8,000	—
Adjusted EBITDA	$ 58,514	$83,266	$99,465	$103,286	$126,918

(3) Adjusted EBITDA margin is adjusted EBITDA as a percentage of sales.

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to inventories, restructuring costs, bad debts, intangible assets, income taxes, debt service and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about operating results and the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, involve its more significant estimates and judgments and are therefore particularly important to an understanding of our results of operations and financial position.

REVENUE/RECEIVABLES

As described in the Notes to the Condensed Consolidated Financial Statements, we sell our products both directly to retail customers and through wholesale channels. Revenue from the sale of merchandise to retail customers is recognized at the time of sale, while revenue from wholesale customers is recognized when shipped. We believe that this is the time that persuasive evidence of an agreement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Revenue is recognized net of any applicable discounts and allowances. Customers, be they retail or wholesale, do have the right to return product to us in certain limited situations. Such rights of return have not precluded revenue recognition because we have a long history with such returns, which we use in constructing a reserve. This reserve, however, is subject to change. In addition to returns, we bear credit risk relative to our wholesale customers. We have provided a reserve for bad debts in our financial statements based on our estimates of the creditworthiness of our customers. However, this reserve is also subject to change. Changes in these reserves could affect our operating results and cash flows.

INVENTORY

We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. In addition, our inventory is stated at the lower of cost or market on a last-in first-out ("LIFO") basis. Fluctuations in inventory levels along with the cost of raw materials could impact the carrying value of our inventory. Changes in the carrying value of inventory could affect our operating results and cash flow.

TAXES

We have a significant deferred tax asset recorded on our financial statements. This asset arose at the time of our recapitalization in 1998 and is a future tax deduction for us. The recoverability of this future tax deduction is dependent upon our future profitability. We have made an assessment that this asset is likely to be recovered and is appropriately reflected on the balance sheet. Should we find that we are not able to utilize this deduction in the future, we would have to record a reserve for all or a part of this asset, which would adversely affect our operating results and cash flows.

RESTRUCTURING RESERVE

In fiscal 2001, we closed our distribution facility in Utah, recorded a restructuring charge and established a reserve for future expenses related to the restructuring. Part of the restructuring charge related to the lease commitment that we have through 2005. In connection with the restructuring, we did not record the entire lease commitment as a liability because we believed we would be able to sublet the facility. During the second quarter of fiscal 2002, we were successful in subletting the facility for the remaining lease term. If the facility were to be vacated by the current tenant in breach of its sub-lease, this would negatively affect our results of operations and cash flows.

VALUE OF LONG-LIVED ASSETS, INCLUDING INTANGIBLES

Long-lived assets on our balance sheet consist primarily of property, plant and equipment, classic vehicles and trademarks. We periodically review the carrying value of all of these assets based, in part, upon current estimated market values, and our projections of anticipated future cash flows. We undertake this review when facts and circumstances suggest that cash flows emanating from those assets may be diminished. Any impairment charge that we record reduces our earnings. While we believe that our future estimates are reasonable, different assumptions regarding items such as future cash flows and the volatility inherent in markets which we serve could affect our evaluations and result in impairment charges against the carrying value of those assets.

Performance Measures

We measure the performance of our retail and wholesale segments through a segment margin calculation, which specifically identifies not only gross profit on the sales of products through the two channels but also costs and expenses specifically related to each segment.

Fluctuations in Quarterly Operating Results

We have experienced, and may experience in the future, fluctuations in our quarterly operating results. There are numerous factors that can contribute to these fluctuations; however, the principal factors are seasonality and new store openings.

SEASONALITY. We have historically realized higher revenues and operating income in our fourth quarter, particularly in our retail business. We believe that this has been due primarily to the increase in the number of our retail stores and to increased sales in the giftware industry during the holiday season of the fourth quarter.

NEW STORE OPENINGS. The timing of our new store openings may also have an impact on our quarterly results. First, we incur certain one-time expenses related to opening each new store. These expenses, which consist primarily of salaries, supplies and marketing costs, are expensed as incurred. Second, most store expenses vary proportionately with sales, but there is a fixed cost component. This typically results in lower store profitability when a new store opens because new stores generally have lower sales than mature stores. Due to both of these factors, during periods when new store openings as a percentage of the base are higher, operating profit may decline in dollars and/or as a percentage of sales. As the overall store base matures, the fixed cost component of selling expenses is spread over an increased level of sales, resulting in a decrease in selling and other expenses as a percentage of sales.

Fifty-Two Weeks Ended December 28, 2002 ("2002") Compared to Fifty-Two Weeks Ended December 29, 2001 ("2001")

SALES

Sales increased 17.1% to $444.8 million in 2002 from $379.8 million in 2001. Wholesale sales, including European operations, increased 21.9% to $204.9 million in 2002 from $168.1 million for 2001. This growth was achieved primarily by increasing the number of wholesale locations and also by increasing sales to existing customers.

Retail sales increased 13.3% to $239.9 million in 2002 from $211.7 million for 2001. There were 239 retail stores open as of December 28, 2002 compared to 192 stores open at December 29, 2001. The increase in retail sales was achieved primarily through two factors, the addition of 47 new stores in 2002 and increased sales in the 45 stores opened in 2001 (which in 2001 were open for less than a full year), and, to a lesser extent, through increased sales in catalog and Internet operations, partially offset by a decrease in comparable store sales. Comparable store and catalog and Internet sales in 2002 decreased 4.4% compared to 2001. Retail comparable store sales in 2002 decreased 6.3% compared to 2001. The primary factors which drove the decrease in comparable store sales were a decline in store traffic, and mall traffic generally, and our decision not to repeat certain promotional activities undertaken in 2001. There were 192 stores included in the comparable store base at the end of 2002, and 45 of these stores were included for less than a full year.

GROSS PROFIT

Gross profit increased 21.6% to $250.1 million in 2002 from $205.7 million in 2001. As a percentage of sales, gross profit increased to 56.2% in 2002 from 54.2% in 2001. The increase in gross profit dollars in 2002 compared to 2001 was primarily attributable to the increase in sales and more efficient supply chain operations. The improvement in gross profit rate in 2002 compared to 2001 was primarily the result of improved productivity in supply chain operations, supply chain inefficiencies in early 2001 that were not experienced in 2002 and our decision not to engage in deep discounting activities.

SELLING EXPENSES

Selling expenses increased 25.1% to $96.7 million in 2002 from $77.3 million in 2001. These expenses are related to both wholesale and retail operations and consist of payroll, occupancy, advertising and other operating costs, as well as preopening costs, which are expensed as incurred. As a percentage of sales, selling expenses were 21.7% in 2002 and 20.4% in 2001. The increase in selling expenses in dollars and as a percentage of sales was primarily related to the continued growth in the number of retail stores, from 192 as of December 29, 2001 to 239 as of December 28, 2002, the effect of which is an increase in the weighting of immature stores. Immature stores are generally stores that are less than four years old. Immature stores typically generate higher selling expenses as a percentage of sales than stores that have been open for more than four years since fixed costs, as a percent of sales, are higher during the early sales maturation period. Excluding the sales and selling expenses of our most immature stores, the 2001 and 2002 store classes, selling expenses as a percentage of sales were 18.6% for the year ended December 28, 2002 compared to 19.5% for the year ended December 29, 2001. The increase in selling expense as a percentage of sales for 2002 is also explained by the decrease in retail comparable store sales since the fixed components of labor and occupancy do not decrease with negative comparable store sales.

SEGMENT PROFITABILITY

Segment profitability is sales less cost of goods sold and selling expenses. Segment profitability for our wholesale operations, including Europe, was $87.2 million or 42.6% of wholesale sales in 2002 compared to $65.5 million or 38.9% of wholesale sales in 2001. Segment profitability for our retail operations was $66.2 million or 27.6% of retail sales in 2002 compared to $62.9 million or 29.7% of retail sales in 2001. The increase in wholesale segment profitability was primarily attributable to increased wholesale sales and improved productivity in supply

chain operations. The increase in retail segment profitability in dollars was primarily attributable to increased retail sales and improved supply chain operations. The decrease in retail segment profitability as a percentage of retail sales was primarily attributable to a decline in retail comparable store sales and a decline in operating profit in catalog and Internet operations, partially offset by improved productivity in supply chain operations.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses, which consist primarily of personnel-related costs, increased 13.1% to $43.5 million in 2002 from $38.5 million in 2001. As a percentage of sales, general and administrative expenses decreased to 9.8% from 10.1%. The increase in general and administrative expenses in dollars was primarily attributable to headcount additions in the latter part of 2001 and in 2002, higher bonus program accruals for fiscal 2002 as compared to 2001 and occupancy expenses associated with our new headquarters opened in May 2001 (i.e. we incurred 12 months of such expenses in 2002 compared to approximately eight months in 2001). The decrease in general and administrative expenses as a percentage of sales for fiscal 2002 was primarily attributable to our ability to leverage these expenses over a larger sales base and our continued focus on expense control.

RESTRUCTURING CHARGE

Restructuring activities had no impact on our results of operations for 2002. In 2001, however, we recorded an $8.0 million restructuring charge associated with our decision to consolidate and restructure our distribution and manufacturing operations. We closed our Utah distribution facility and restructured our distribution and manufacturing workforce during 2001. Included in the restructuring charge are severance and other employee related costs, the non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expenses for abandoned facilities, net of anticipated sub-lease income. An analysis of the activity within the restructuring reserve since December 29, 2001 is as follows:

(In Thousands)	Expense	Costs Paid During the Fifty-Two Weeks Ended December 29, 2001	Accrued as of December 29, 2001	Costs Paid During the Fifty-Two Weeks Ended December 28, 2002	Accrued as of December 28, 2002
Occupancy	$2,635	$ 781	$1,854	$ 747	$1,107
Employee related	2,635	2,304	331	284	47
Other	606	606	—	—	—
Total	$5,876	$3,691	$2,185	$1,031	$1,154

During the second quarter of fiscal 2002, we were successful in subletting the facility covered under the "Occupancy" heading for the remaining lease term. We believe that the remaining reserve at December 28, 2002 appropriately reflects our lease commitment exposure.

NET OTHER EXPENSE

Net other expense was $4.4 million in 2002 compared to $10.9 million in 2001. The primary component of this expense was interest expense, which was $4.9 million in 2002 compared to $10.6 million in 2001. The decrease in interest expense was the result of the reduction in total debt outstanding from $115.0 million at December 29, 2001 to $60.5 million at December 28, 2002, and a reduction in borrowing rates resulting from decreases in the federal funds and eurodollar rates.

INCOME TAXES

The income tax provision for 2002 was $41.4 million compared to $27.7 million for 2001. The 2002 tax provision reflects an effective tax rate of 39.3%. The 2001 tax provision reflects an effective tax rate of 39%. We are currently providing a valuation allowance against the deferred tax asset for our international operations. As a result, it is anticipated that our effective tax rate for 2003 will be approximately 39.5%. We re-evaluate our effective tax rate on a quarterly basis.

NET INCOME

Net income increased 48% to $64.0 million in 2002 from $43.3 million in 2001. In 2001, we incurred an $8.0 million pre-tax restructuring charge. Excluding the $8.0 million restructuring charge, net of the associated tax benefit of $3.1 million, net income increased 33% to $64.0 million in 2002 from $48.2 million in 2001.

Fifty-Two Weeks Ended December 29, 2001 ("2001") Compared to Fifty-Two Weeks Ended December 30, 2000 ("2000")

SALES

Sales increased 12.1% to $379.8 million in 2001 from $338.8 million in 2000. This growth was primarily achieved by increasing the number of retail stores from 147 to 192, increasing sales through catalog and Internet operations and increasing sales to wholesale customers.

Wholesale sales, including European operations, increased 2.8% to $168.1 million in 2001 from $163.5 million for 2000. This growth was achieved both by increasing sales to existing customers and by increasing the number of wholesale locations.

Retail sales increased 20.8% to $211.7 million in 2001 from $175.3 million for 2000. There were 192 retail stores open as of December 29, 2001 compared to 147 stores open at December 30, 2000. The increase in retail sales was achieved primarily through the addition of 45 new stores and increased sales in catalog and Internet operations. Comparable store and catalog and Internet sales in 2001 increased 2.0% compared to 2000. Retail comparable store sales in 2001 decreased 1.7% compared to 2000. There were 147 stores included in the comparable store base at the end of 2001, and 45 of these stores were included for less than a full year.

The events of September 11th had significant negative effects on both our wholesale and retail divisions in 2001. In wholesale we had achieved low double-digit year-to-date growth in incoming order volume as of the week preceding September 11th. Incoming order volume for the 15 weeks subsequent to September 11th grew 2.3% over the comparable prior year period. In retail, with mall traffic down significantly after September 11th, comparable store and catalog and Internet sales declined, on a year-to-date basis, from 10% through August of 2001 to 2.0% as of the end of the year.

GROSS PROFIT

Gross profit increased 11.1% to $205.7 million in 2001 from $185.1 million in 2000. As a percentage of sales, gross profit decreased to 54.2% in 2001 from 54.6% in 2000. The decrease in gross profit as a percentage of sales for 2001 was primarily attributable to discounts associated with the sell-through of holiday merchandise in the retail business during the first quarter of 2001, a higher mix of sales associated with our fragrance of the month sales program and a higher mix of non-manufactured sales. The gross profit rate in each of the third and fourth quarters of 2001 was higher than the comparable prior year quarter, and for the last half of 2001 increased to 56.3% from 55.0% in the last half of 2000. The improvement in the gross profit rate in the last half of 2001 compared to the last half of 2000 was primarily the result of supply chain inefficiencies in the fourth quarter of 2000 that were not experienced in the latter half of 2001. The supply chain inefficiencies in the fourth quarter of 2000 were related to significant over-staffing in our manufacturing and logistics operations. These supply chain inefficiencies were corrected in the first quarter of 2001 through the closure of our Salt Lake City distribution center and the reduction of our workforce by approximately 450 people.

SELLING EXPENSES

Selling expenses increased 20.0% to $77.3 million in 2001 from $64.5 million in 2000. These expenses are related to both wholesale and retail operations and consist of payroll, occupancy, advertising and other operating costs, as well as preopening costs, which are expensed as incurred. As a percentage of sales, selling expenses were 20.4% in 2001 and 19.0% in 2000. The primary factor behind the increase in selling expenses in dollars and as a percentage of sales was the increase in the number of retail stores we operated and the resulting shift in business mix between retail and wholesale sales. Retail sales, which have higher selling expenses as a percentage of sales than wholesale sales, represented 55.7% of total sales in 2001 compared to 51.7% in 2000. The number of retail stores increased from 147 in 2000 to 192 in 2001. The increase in selling expenses as a percentage of sales is also explained by the heavy weighting of new stores. We opened 45 new stores in 2001 and 2000. New stores typically generate lower operating margin contributions than stores that have been open for more than one year since fixed costs, as a percentage of sales, are higher during the early sales maturation period and since preopening costs are fully expensed in the year of opening. Excluding the sales and selling expenses of the 2000 and 2001 store classes from the fifty-two weeks ended December 29, 2001, and the sales and selling expenses of the 2000 store class from the fifty-two weeks ended December 30, 2000, store selling expense declined as a percentage of sales.

SEGMENT PROFITABILITY

Segment profitability is sales less cost of goods sold and selling expenses. Segment profitability for our wholesale operations, including Europe, was $65.5 million, or 38.9% of wholesale sales in 2001 compared to $64.7 million or 39.6% of wholesale sales in 2000. Segment profitability for our retail operations was $62.9 million or 29.7% of retail sales in 2001 compared to $55.9 million or 31.9% of retail sales in 2000. The decrease in segment profitability as a percentage of sales for 2001 was primarily attributable to discounts associated with the sell-through of holiday merchandise in the retail business during the first quarter of 2001, a higher mix of sales associated with our fragrance of the month sales program and a higher mix of non-manufactured sales. Segment profitability for the last half of 2001 increased to 38.5% from 38.0% in the last half of 2000. The improvement in segment profitability in the last half of 2001 compared to the last half of 2000 was primarily the result of supply chain inefficiencies in the fourth quarter of 2000 that were not experienced in the fourth quarter of 2001.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses, which consist primarily of personnel-related costs incurred in support functions, increased 22.0% to $38.5 million in 2001 from $31.6 million in 2000. As a percentage of sales, general and administrative expenses increased to 10.1% from 9.3%. The increase in general and administrative expenses was primarily due to the new systems infrastructure installed in the last half of fiscal 2000, occupancy expenses associated with our new headquarters building opened in May 2001 and expenses associated with the bonus program.

RESTRUCTURING CHARGE

A restructuring charge for $8.0 million was recorded in fiscal 2001 to record costs associated with our decision to consolidate and restructure our distribution and manufacturing operations. We closed our Utah distribution facility and restructured our distribution and manufacturing workforce during 2001. Included in the restructuring charge are severance and other employee related costs, the non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated

continuing occupancy expenses for abandoned facilities, net of anticipated sub-lease income. As a result of the consolidation and restructuring, we terminated approximately 450 manufacturing and logistics employees in February 2001. An analysis of the restructuring reserve at December 29, 2001 is as follows:

(In Thousands)	Expense	Costs Paid During the Fifty-Two Weeks Ended December 29, 2001	Accrued as of December 29, 2001
Occupancy	$2,635	$ 781	$1,854
Employee related	2,635	2,304	331
Other	606	606	—
Total	$5,876	$3,691	$2,185

In addition, as described above, we recorded a $2.1 million pre-tax write-down of non-recoverable leasehold improvements, fixture and equipment investments at our Utah facility.

The closure of our Utah distribution facility and the restructuring of our distribution and manufacturing workforce in the first quarter of 2001 did not negatively impact our ability to execute our growth strategy in 2001. In April 2001, we opened a new 256,000 square foot distribution center in South Deerfield, Massachusetts and consolidated substantially all distribution operations in this facility.

NET OTHER EXPENSE

Net other expense was $10.9 million in 2001 compared to $16.5 million in 2000. The primary component of this expense was interest expense, which was $10.6 million in 2001 compared to $16.9 million in 2000. The decrease in interest expense was the result of the reduction in total debt outstanding from $157.5 million at December 30, 2000 to $115.0 million at December 29, 2001, and a reduction in borrowing rates resulting from decreases in the federal funds and eurodollar rates.

INCOME TAXES

The income tax provision for 2001 was $27.7 million compared to $29.0 million for 2000. The 2001 tax provision reflects an effective tax rate of 39% compared to 40% in 2000.

NET INCOME

Net income decreased 0.6% to $43.3 million in 2001 from $43.6 million in 2000. The restructuring charge recorded in 2001 reduced 2001 net income by $4.9 million.

Liquidity and Capital Resources

We have consistently generated positive cash flow from operations. Specifically, over the last three fiscal years we have generated a total of approximately $230 million, including almost $92 million in 2002. These amounts have exceeded net income in all the fiscal years presented due to two factors. First, we have incurred non-cash charges for depreciation and amortization. Second, income tax expense has significantly exceeded taxes actually paid owing to the tax deduction that we continue to utilize that arose from the 1998 recapitalization. These significant tax deductions are to continue for the next ten years. On an annual basis, this results in tax savings of approximately $11.7 million per year through 2013 assuming sufficient income to realize the full benefit of this deduction.

These internally generated cash flows have been sufficient to fund necessary capital expenditures for our expansion plans. Capital expenditures in 2002 were $25.9 million and were primarily related to (i) the capital requirements to open 47 new stores and our new Yankee Candle™ Home store, consisting of approximately $15.5 million in the aggregate; (ii) investments in manufacturing and logistics of approximately $6.7 million and (iii) investments in information systems of approximately $2.8 million. Capital expenditures were approximately $26.8 million in 2001 and primarily related to similar expenditures. More specifically, 45 new stores were opened in 2001 and we opened a new distribution center in April 2001. We anticipate that capital expenditures in 2003 will total approximately $27.0 million and will be spent in a similar manner as in 2002. We plan to open approximately 45 new stores in 2003.

Despite significant capital expenditures, operating cash flows have still provided sufficient cash to fund both repayments of our term loan and borrowings under our credit facility. We currently have a credit agreement with a consortium of banks that was established at the time of our initial public offering. This credit agreement provides for an initial maximum borrowing of $300 million and consists of a revolving credit facility for $150 million and a term loan for $150 million. We can elect to set the interest rates on all or a portion of the borrowings outstanding under the credit agreement at a rate per annum equal to (a) the greatest of (1) the prime rate, (2) the base CD rate plus 1.00% or (3) the federal funds effective rate plus ½%, plus a margin ranging from 0.00% to 0.75%, or (b) the eurodollar rate plus a margin ranging from 1.00% to 1.75%. The weighted-average interest rate on outstanding borrowings at December 28, 2002 was 2.44%.

Our credit agreement requires that we comply with several financial and other covenants, including requirements that we maintain at the end of each fiscal quarter the following financial ratios as set forth in our credit agreement:

- a consolidated total debt to consolidated EBITDA ratio of no more than 2.50 to 1.00 at December 28, 2002 and for subsequent fiscal quarters (at December 28, 2002 this ratio was 0.47 to 1.00).
- a fixed charge coverage ratio (the ratio of the sum of consolidated EBITDA plus lease expense to the sum of consolidated cash interest expense plus lease expense) of no less than 4.00 to 1.00 at December 28, 2002 and for subsequent fiscal quarters (at December 28, 2002 this ratio was 6.73 to 1.00).

Our credit agreement defines EBITDA as our consolidated net income (excluding extraordinary gains, and gains and losses from material dispositions), plus the amount of net interest expense, depreciation and amortization, income taxes, certain

non-cash compensation expenses, and certain rental expenses. EBITDA as defined in our credit agreement differs from the definition of EBITDA used elsewhere herein, in that it excludes gains and losses from dispositions of material assets and non-cash compensation expense. We have included the amount of these expenses in our more conservative calculation of EBITDA used elsewhere, which calculation is therefore lower than EBITDA as used in our credit agreement.

This credit arrangement does not mature until 2004. No payments of principal are due on the revolving credit facility until this maturity date. The term loan is payable in quarterly installments ranging from $7.5 million to $9.5 million in March, June, September and December of each year commencing on December 31, 1999. As of December 28, 2002, $9.5 million was outstanding under the revolving credit facility, leaving $140.5 million in availability.

In addition to obligations to repay our long-term debt, we lease the majority of our retail stores under long-term operating leases. The following table summarizes our commitments under both our debt and lease obligations:

	Payments Due by Period (In Thousands)						
Contractual Obligations	Total	2003	2004	2005	2006	2007	Thereafter
Long-term obligations	$ 60,600	$32,000	$28,600	$ —	$ —	$ —	$ —
Operating leases	163,369	20,429	19,837	19,412	17,841	16,523	69,327
Total contractual cash obligations	$223,969	$52,429	$48,437	$19,412	$17,841	$16,523	$69,327

We believe that cash flow from operations and funds available under our credit agreement have been and will be sufficient for our working capital needs, planned capital expenditures and debt service obligations for at least the next twelve months.

Recent Accounting Pronouncements

In July 2002, SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" was issued. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. It is to be implemented for restructuring or disposal activities occurring after December 31, 2001. The Company's fiscal 2001 restructuring activities, as described in Note 7, occurred prior to the effective date of SFAS No. 146 and were therefore accounted for under previously promulgated accounting guidance then in effect—specifically, EITF Consensus No. 94-3 "Liability Recognition for certain Employee Termination Benefits and Other Costs to Exit an Activity."

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This standard is effective for financial statements for fiscal years ending after December 15, 2002. The disclosure requirements of SFAS No. 148 have been implemented in Note 2 and the interim disclosure reporting requirements will be adopted by the Company in the first interim period in 2003.

Impact of Inflation

We do not believe inflation has a significant impact on our operations. The prices of our products have not varied based on the movement of the consumer price index. The majority of our material and labor costs have not been materially affected by inflation.

Future Operating Results

As referenced above, there are a number of factors that might cause our actual results to differ significantly from the results reflected by the forward-looking statements contained herein. In addition to factors generally affecting the political, economic and competitive conditions in the United States and abroad, such factors include those set forth below.

If we fail to grow our business as planned, our business could suffer and financial results could decline. As we grow it will be difficult to maintain our historical growth rates.

We intend to continue to pursue a business strategy of increasing sales and earnings by expanding our retail and wholesale operations both in the United States and internationally. Our current plans are to grow internally and not by acquisition. In particular, our retail growth strategy depends in large part on our ability to open new stores in both existing and new geographic markets. Since our ability to implement our growth strategy successfully will be dependent in part on factors beyond our control, including consumer preferences and our competitive environment, we may not be able to achieve our planned growth or sustain our financial performance. Our ability to anticipate changes in the candle and giftware industries, and identify industry trends, will be critical factors in our ability to remain competitive.

We expect that, as we grow, it will become more difficult to maintain our historical growth rate, which could negatively impact our operating margins and results of operations. New stores typically generate lower operating margin contributions

than mature stores because fixed costs, as a percentage of sales, are higher and because preopening costs are fully expensed in the year of opening. In addition, our retail sales generate lower margins than our wholesale sales. Our wholesale business has grown by increasing sales to existing customers and by adding new customers. If we are not able to continue this, our sales growth and profitability could be adversely affected. In addition, if we do not effectively manage our growth, we may experience problems such as the supply chain inefficiencies that occurred in 2000 due to over-staffing in our manufacturing and logistics operations. These inefficiencies were corrected in 2001 through a workforce reduction and the closing of our Salt Lake City distribution center, but resulted in a decline in our gross profit in the last quarter of 2000 and a restructuring charge of $8.0 million in 2001. We cannot assure that we will continue to grow at a rate comparable to our historic growth rate or that our historic financial performance will continue as we grow.

We face significant competition in the giftware industry. This competition could cause our revenues or margins to fall short of expectations which could adversely affect our future operating results, financial condition and liquidity and our ability to continue to grow our business.

We compete generally for the disposable income of consumers with other producers in the giftware industry. The giftware industry is highly competitive with a large number of both large and small participants. Our products compete with other scented and unscented candle and personal care products and with other gifts within a comparable price range, like boxes of candy, flowers, wine, fine soap and related merchandise. Our retail stores compete with franchised candle store chains, specialty candle stores and gift and houseware retailers. Some of our competitors are part of large, diversified companies which have greater financial resources and a wider range of product offerings than we do. This competitive environment could adversely affect our future revenues and profits, financial condition and liquidity and our ability to continue to grow our business.

A material decline in consumers' discretionary income could cause our sales and income to decline.

Our results depend on consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the September 11, 2001 terrorist attacks on the United States or which result from the threat of war or the possibility of further terrorist attacks. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales and income.

Because we are not a diversified company and are dependent upon one industry, we have less flexibility in reacting to unfavorable consumer trends, adverse economic conditions or business cycles.

We rely primarily on the sale of premium scented candles and related products in the giftware industry. In the event that sales of these products decline or do not meet our expectations, we cannot rely on the sales of other products to offset such a shortfall. As a significant portion of our expenses is comprised of fixed costs, such as lease payments, our ability to decrease expenses in response to adverse business conditions is limited in the short term. As a result, unfavorable consumer trends, adverse economic conditions or changes in the business cycle could have a material and adverse impact on our earnings.

If we lose our senior executive officers, our business could be disrupted and our financial performance could suffer.

Our success is substantially dependent upon the retention of our senior executive officers. If our senior executive officers become unable or unwilling to participate in our business, our future business and financial performance could be materially affected.

Many aspects of our manufacturing and distribution facilities are customized for our business; as a result, the loss of one of these facilities would disrupt our operations.

Approximately 76% of our sales are generated by products we manufacture at our manufacturing facility in Whately, Massachusetts and we rely primarily on our distribution facilities in South Deerfield, Massachusetts to distribute our products. Because most of our machinery is designed or customized by us to manufacture our products, and because we have strict quality control standards for our products, the loss of our manufacturing facility, due to natural disaster or otherwise, would materially affect our operations. Similarly, our distribution facilities rely upon customized machinery, systems and operations, the loss of which would materially affect our operations. Although our manufacturing and distribution facilities are adequately insured, we believe it would take up to twelve months to resume operations at a level equivalent to current operations.

Seasonal, quarterly and other fluctuations in our business, and general industry and market conditions, could affect the market for our common stock.

Our sales and operating results vary from quarter to quarter. We have historically realized higher sales and operating income in our fourth quarter, particularly in our retail business, which accounts for a larger portion of our sales. We believe that this has been due primarily to an increase in giftware industry sales during the

holiday season of the fourth quarter. As a result of this seasonality, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, we may also experience quarterly fluctuations in our sales and income depending on various factors, including, among other things, the number of new retail stores we open in a particular quarter, changes in the ordering patterns of our wholesale customers during a particular quarter, and the mix of products sold. Most of our operating expenses, such as rent expense, advertising and promotional expense and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a particular quarter are below our expectations, we might not be able to proportionately reduce operating expenses for that quarter, and therefore a sales shortfall could have a disproportionate effect on our operating results for that quarter. Further, our comparable store sales from our retail business in a particular quarter could be adversely affected by competition, economic or other general conditions or our inability to execute a particular business strategy. As a result of these factors, we may report in the future sales, operating results or comparable store sales that do not match the expectations of market analysts and investors. This could cause the trading price of our common stock to decline. In addition, broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

Our two largest stockholders, who are affiliates of Forstmann Little & Co., effectively control us and their interests may conflict with those of other stockholders.

Partnerships affiliated with Forstmann Little & Co. own approximately 40% of our outstanding common stock and effectively control us. Accordingly, they are able to:

- influence the election of our entire board of directors and, until they no longer own any shares of our common stock, they have the contractual right to nominate two directors to our board of directors,
- influence our management and policies, and
- affect the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, even where the transaction is not in the best interests of all stockholders.

They may also be able to prevent or cause a change in control of Yankee Candle and may be able to amend our Articles of Organization and By-Laws. The interests of the Forstmann Little partnerships also may conflict with the interests of the other holders of common stock.

Provisions in our corporate documents and Massachusetts law could delay or prevent a change in control of Yankee Candle.

Our Articles of Organization and By-Laws may discourage, delay or prevent a merger or acquisition involving Yankee Candle that our stockholders may consider favorable, by:

- authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors,
- providing for a classified board of directors, with staggered three-year terms, and
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings.

Massachusetts law may also discourage, delay or prevent someone from acquiring or merging with us.

The pledge of substantially all of our assets to secure our obligations under our credit agreement may hinder our ability to obtain additional debt financing on favorable terms.

We have pledged substantially all of our assets to secure our obligations under our credit agreement. Subject to restrictions contained in our credit agreement, we may incur additional indebtedness in the future. However, due to the pledge of our assets, a creditor lending to us on a senior unsecured basis will be effectively subordinated to our bank lenders. This could limit our ability to obtain, or obtain on favorable terms, and may make more costly additional debt financing outside of our credit agreement. While we do not expect to require additional financing prior to the expiration of our credit agreement, if we needed to do so the inability to obtain additional financing on favorable terms could adversely impact our results of operations or inhibit our ability to realize our growth strategy.

We do not currently intend to pay dividends on our capital stock.

We have never paid a cash dividend on our common stock as a public company and we do not currently intend to pay any cash dividends in the foreseeable future. Instead we intend to retain earnings for the future operation of the business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, our financial condition, contractual and legal restrictions and other factors deemed relevant by our board of directors. Under the terms of our existing credit agreement, we may not declare or pay dividends on our common stock unless our ratio of consolidated total debt to consolidated EBITDA is less than or equal to 2:1 or our aggregate principal amount of loans and letters of credit outstanding is less than $100 million. Although we meet this requirement, we do not currently intend to pay dividends.

Consolidated Statements of Operations

Fifty-Two Weeks Ended December 30, 2000, December 29, 2001 and December 28, 2002

(In Thousands, Except Per Share Data)	December 30, 2000	December 29, 2001	December 28, 2002
Sales	$338,805	$379,831	$444,842
Cost of Sales	153,667	174,107	194,748
Gross Profit	185,138	205,724	250,094
Operating Expenses:			
Selling expenses	64,464	77,348	96,714
General and administrative expenses	31,576	38,515	43,549
Restructuring charge	—	8,000	—
Total operating expenses	96,040	123,863	140,263
Income From Operations	89,098	81,861	109,831
Other (Income) Expense:			
Interest income	(235)	(72)	(23)
Interest expense	16,900	10,596	4,858
Other (income) expense	(165)	378	(420)
Total other expense	16,500	10,902	4,415
Income Before Provision for Income Taxes	72,598	70,959	105,416
Provision for Income Taxes	29,039	27,674	41,437
Net Income	$ 43,559	$ 43,285	$ 63,979
Basic Earnings Per Share	$ 0.82	$ 0.81	$ 1.19
Diluted Earnings Per Share	$ 0.80	$ 0.79	$ 1.17
Weighted-Average Basic Shares Outstanding	52,900	53,537	53,896
Weighted-Average Diluted Shares Outstanding	54,663	54,643	54,686

See notes to consolidated financial statements.

Consolidated Balance Sheets

December 29, 2001 and December 28, 2002

(In Thousands)	December 29, 2001	December 28, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 30,531	$ 43,689
Accounts receivable less allowance of $325 at December 29, 2001 and December 28, 2002	23,141	25,356
Inventory	23,680	34,529
Prepaid expenses and other current assets	4,340	6,584
Deferred tax assets	3,544	2,434
Total current assets	85,236	112,592
Property, Plant and Equipment—Net	103,975	111,761
Marketable Securities	961	955
Classic Vehicles	351	20
Deferred Financing Costs	2,815	1,701
Deferred Tax Assets	127,029	113,144
Other Assets	917	470
Total Assets	$ 321,284	$ 340,643
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 19,044	$ 20,601
Accrued interest	125	131
Accrued payroll	9,170	12,335
Accrued income taxes	14,462	18,014
Other accrued liabilities	12,242	12,329
Current portion of long-term debt	31,500	32,000
Total current liabilities	86,543	95,410
Deferred Compensation Obligation	1,055	901
Long-Term Debt—Less current portion	83,500	28,600
Deferred Rent	2,082	2,820
Commitments and Contingencies (Notes 11 and 13)		
Stockholders' Equity:		
Common stock, $.01 par value; 300,000 shares authorized; 104,061 and 104,188 issued at December 29, 2001 and December 28, 2002, respectively; 54,211 and 54,359 shares outstanding at December 29, 2001 and December 28, 2002, respectively	1,041	1,042
Additional paid-in capital	224,850	224,815
Treasury stock	(213,752)	(213,883)
Retained earnings	137,025	201,004
Unearned stock compensation	(522)	(88)
Accumulated other comprehensive loss	(538)	22
Total stockholders' equity	148,104	212,912
Total Liabilities and Stockholders' Equity	$ 321,284	$ 340,643

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Fifty-Two Weeks Ended December 30, 2000, December 29, 2001 and December 28, 2002

(In Thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital
Balance, January 1, 2000	104,059	$1,041	$224,483
Amortization of unearned stock compensation	—	—	—
Additional expenses relative to 1999 issuance of common stock	—	—	(102)
Comprehensive income (loss):			
Net income	—	—	—
Foreign currency translation loss	—	—	—
Comprehensive income	—	—	—
Balance, December 30, 2000	104,059	1,041	224,381
Redemption of common stock	—	—	—
Issuance of common stock on option exercises	2	—	8
Unearned stock compensation	—	—	461
Amortization of unearned stock compensation	—	—	—
Comprehensive income (loss):			
Net income	—	—	—
Foreign currency translation loss	—	—	—
Comprehensive income	—	—	—
Balance, December 29, 2001	104,061	1,041	224,850
Issuance of common stock and option exercises	127	1	1,307
Costs of 2002 issuance of common stock	—	—	(1,342)
Amortization of unearned stock compensation	—	—	—
Comprehensive income:			
Net income	—	—	—
Foreign currency translation	—	—	—
Comprehensive income	—	—	—
Balance, December 28, 2002	104,188	$1,042	$224,815

See notes to consolidated financial statements.

Treasury Stock	Retained Earnings	Unearned Stock Compensation	Accumulated Other Comprehensive Loss	Comprehensive Income	Total
$(212,988)	$ 50,181	$(1,235)	$ (47)	$	$ 61,435
—	—	604	—	—	604
—	—	—	—	—	(102)
—	43,559	—	—	43,559	43,559
—	—	—	(329)	(329)	(329)
—	—	—	—	$43,230	—
(212,988)	93,740	(631)	(376)		105,167
(764)	—	—	—	—	(764)
—	—	—	—	—	8
—	—	(461)	—	—	—
—	—	570	—	—	570
—	43,285	—	—	43,285	43,285
—	—	—	(162)	(162)	(162)
—	—	—	—	$43,123	—
(213,752)	137,025	(522)	(538)		148,104
(131)	—	—	—	—	1,177
—	—	—	—	—	(1,342)
—	—	434	—	—	434
—	63,979	—	—	63,979	63,979
—	—	—	560	560	560
—	—	—	—	$64,539	—
$(213,883)	$201,004	$ (88)	$ 22		$212,912

Consolidated Statements of Cash Flows

Fifty-Two Weeks Ended December 30, 2000, December 29, 2001 and December 28, 2002

(In Thousands)	December 30, 2000	December 29, 2001	December 28, 2002
Cash Flows From Operating Activities:			
Net income	$ 43,559	$ 43,285	$ 63,979
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	10,762	14,347	17,347
Impairment	—	2,324	—
Unrealized loss on marketable securities	79	47	135
Non-cash stock compensation	604	570	434
Deferred taxes	11,013	10,515	14,995
Loss (gain) on disposal of fixed assets and classic vehicles	(123)	519	567
Changes in assets and liabilities:			
Accounts receivable, net	(4,766)	(5,240)	(2,029)
Inventory	(13,254)	11,276	(10,564)
Prepaid expenses and other assets	(2,287)	275	(1,956)
Accounts payable	1,495	2,917	1,540
Accrued expenses and other liabilities	10,228	6,127	7,367
Net cash from operating activities	57,310	86,962	91,815
Cash Flows (Used In) Provided By Investing Activities:			
Purchase of property and equipment	(37,122)	(26,844)	(25,867)
Proceeds from sale of property and equipment	—	352	1,842
Investments in marketable securities	(335)	(191)	(391)
Proceeds from sale of marketable securities	—	255	263
Net cash used in investing activities	(37,457)	(26,428)	(24,153)
Cash Flows (Used In) Provided By Financing Activities:			
Payments for redemption of common stock	—	(764)	—
Net (costs) proceeds from issuance of common stock & other	—	8	(165)
Net (repayments) borrowings under bank credit agreements	60	—	—
Proceeds from the sale of common stock in 1999 (net of fees and expenses)	(102)	—	—
Principal payments on long-term debt	(30,000)	(42,500)	(54,434)
Net cash used in financing activities	(30,042)	(43,256)	(54,599)
Effect of Exchange Rate Changes on Cash	(83)	(44)	95
Net (Decrease) Increase in Cash and Cash Equivalents	(10,272)	17,234	13,158
Cash and Cash Equivalents, Beginning of Year	23,569	13,297	30,531
Cash and Cash Equivalents, End of Year	$ 13,297	$ 30,531	$ 43,689
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 16,786	$ 12,029	$ 3,444
Income taxes	$ 11,656	$ 14,703	$ 22,181
Purchase of equipment by assumption of capital lease and lease incentives	$ 802	$ —	$ 172

See notes to consolidated financial statements.

1. Nature of Business

The Yankee Candle Company, Inc. and subsidiaries ("Yankee Candle" or "the Company") is the leading designer, manufacturer and branded marketer of premium scented candles in the giftware industry. The Company has a 33-year history of offering its distinctive products and marketing them as affordable luxuries and consumable gifts. Yankee Candle products are available in approximately 190 fragrances and include a wide variety of jar candles, Samplers® votive candles, Tarts® wax potpourri, pillars and other candle products, all marketed under the Yankee Candle® brand. The Company also sells a wide range of coordinated candle accessories and branded fragranced non-candle products including Yankee Candle Car Jars® air fresheners, Yankee Candle™ Bath personal care products and various Yankee Candle® branded home fragrancing products including potpourri, sachets, aerosol room sprays and fabric freshener sprays. The Company sells its products through several channels including wholesale customers who operate over 14,000 stores in North America, 239 Company-owned and operated retail stores in 42 states as of December 28, 2002, direct mail catalogs, its Internet website (www.yankeecandle.com), international distributors and its distribution center located in the United Kingdom.

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION. The fiscal year is the 52 or 53 weeks ending the Saturday closest to December 31. All years presented are 52 weeks in length. In some instances, the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 are referred to as fiscal 2000, fiscal 2001 and fiscal 2002, respectively.

PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

ACCOUNTING ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION. The Company sells its products directly to retail customers and through wholesale channels. Revenue from the sale of merchandise to retail customers is recognized at the time of sale while revenue from wholesale customers is recognized when shipped. The Company believes that these are the times when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price is fixed and collectibility is reasonably assured. Revenue is recognized net of any applicable discounts and allowances. Customers, be they retail or wholesale, do have the right to return product in certain limited situations. Such right of returns have not precluded revenue recognition because the Company has a long history with such returns on which it constructs a reserve.

The Company has sold gift certificates in prior years and currently sells gift cards. At the point of sale of gift certificates and gift cards, the Company records a deferred liability. Revenue is recorded upon the redemption of the certificates and gift cards.

CASH AND CASH EQUIVALENTS. The Company considers all short-term interest-bearing investments with original maturities of three months or less to be cash equivalents. Such investments are classified by the Company as "held to maturity" securities under the provisions of Statement of Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are stated at cost, adjusted for amortization of discounts and premiums to maturity.

MARKETABLE SECURITIES. The Company classifies the marketable securities held in its deferred compensation plan as "trading" securities under SFAS No. 115. In accordance with the provisions of this statement, the investment balance is stated at fair market value, based on quoted market prices. Unrealized gains and losses are reflected in earnings; realized gains and losses are computed using the specific-identification method. As the assets held in the deferred compensation plan reflect amounts due to employees, but available for general creditors of the Company in the event the Company becomes insolvent, the Company has recorded the investment balance as a non-current asset and has established a corresponding other long-term liability entitled "deferred compensation obligation" on the balance sheet.

The marketable securities held in this plan consist of investments in mutual funds at December 29, 2001 and December 28, 2002. Unrealized gains (losses) included in earnings during the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 were $(79), $(58) and $(171), respectively. Gains of $0, $11 and $36 were realized during the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

INVENTORIES. Inventories are stated at the lower of cost or market on a last-in, first-out ("LIFO") basis. In fiscal 2001, the liquidation of certain LIFO layers decreased cost of sales by $171. There were no such liquidations in either fiscal 2002 or fiscal 2000. Inventory quantities on hand are regularly reviewed, and where necessary provisions for excess and obsolete inventory are recorded based primarily on the Company's forecast of product demand and production requirements.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost and are depreciated on the straight-line method based on the estimated useful lives of the various assets. The estimated useful lives are as follows:

Buildings and improvements	5 to 40 years
Computer equipment	2 to 5 years
Furniture and fixtures	5 to 10 years
Equipment	10 years
Vehicles	5 years

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated life of the improvement or the remaining life of the lease. Expenditures for normal maintenance and repairs are charged to expense as incurred.

DEFERRED FINANCING COSTS. The Company amortizes deferred financing costs using the effective-interest method over the life of the related debt. Accumulated amortization was $3,253 and $4,367 at December 29, 2001 and December 28, 2002, respectively.

TRADEMARKS. Trademarks are recorded at cost and amortized over 15 years. Cost of trademarks, included in other assets at December 29, 2001 and December 28, 2002, was $231. Accumulated amortization was $116 and $132, at December 29, 2001 and December 28, 2002, respectively.

CLASSIC VEHICLES. Prior to 1998, the Company had invested in certain vehicles, which were displayed in its car museum. These vehicles are stated at cost, with no provision for depreciation, since their useful lives were indeterminable. During the year ended December 29, 2001, the Company closed the car museum and began the process of selling the classic vehicles. The vehicles that were sold in fiscal 2001 resulted in a loss of $82. The Company recorded an impairment charge of $200 to reduce the carrying value of the remaining vehicles to the estimated net realizable value at December 29, 2001. The vehicles that were sold in fiscal 2002 resulted in a loss of $43. During the year ended December 30, 2000, there were no adjustments to the carrying value of these vehicles.

ADVERTISING. The Company expenses the costs of advertising, including cooperative funds provided to customers, as they are incurred. Advertising expense was $4,448, $4,869 and $7,745 for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

IMPAIRMENT ACCOUNTING. The Company reviews the recoverability of its long-lived assets (property, plant and equipment, classic vehicles and trademarks) when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. This review is based on the Company's ability to recover the carrying value of the assets from expected undiscounted future cash flows. If an impairment is indicated, the Company measures the loss based on the fair value of the asset using various valuation techniques. If an impairment loss exists, the amount of the loss will be recorded in the consolidated statements of operations. It is possible that future events or circumstances could cause these estimates to change.

STOCK-BASED COMPENSATION. The Company accounts for employee options or share awards under the intrinsic-value method prescribed by Accounting Principles Board ("APB") Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. SFAS No. 123 establishes a fair value based method of accounting for stock-based employee compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under SFAS No. 123, the Company's net income and net income per share would have decreased as reflected in the following pro forma amounts. See Note 12 for the weighted-average assumptions used to compute the pro forma results.

Compensation cost is recognized on an accelerated basis as set forth in Interpretation 28.

	December 30, 2000	December 29, 2001	December 28, 2002
Net income, as reported	$43,559	$43,285	$63,979
Deduct: Total stock-based employee compensation expense determined under fair value based method (See Note 12) for all awards, net of related tax effects	514	1,423	1,466
Pro forma net income	$43,045	$41,862	$62,513
Earnings per share:			
Basic—as reported	$ 0.82	$ 0.81	$ 1.19
Basic—pro forma	$ 0.81	$ 0.78	$ 1.16
Diluted—as reported	$ 0.80	$ 0.79	$ 1.17
Diluted—pro forma	$ 0.79	$ 0.77	$ 1.14

INCOME TAXES. The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using expected tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The provision for income taxes in the consolidated statements of operations is the actual computed tax obligation or receivable for the period, plus or minus the change during the period in deferred income tax assets and liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS. At December 28, 2002, the estimated fair values of all financial instruments approximate their carrying amounts in the consolidated balance sheets due to (i) the short-term maturity of certain instruments or (ii) the variable interest rate associated with certain instruments which have the effect of repricing such instruments regularly.

EARNINGS PER SHARE. SFAS No. 128, "Earnings Per Share," requires two presentations of earnings per share, "basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares

that would have been outstanding if the potentially dilutive common shares had been issued. The denominator in the calculation is based on the following weighted-average number of common shares:

	December 30, 2000	December 29, 2001	December 28, 2002
Basic	52,900,000	53,537,000	53,896,000
Add:			
Contingently returnable shares	1,581,000	795,000	420,000
Shares issuable pursuant to option grants	182,000	311,000	370,000
Diluted	54,663,000	54,643,000	54,686,000

At December 29, 2001 and December 28, 2002, approximately 79,000 and 554,000 shares issuable pursuant to option grants were excluded from the computation of diluted earnings per share due to the anti-dilutive effect, respectively.

FOREIGN OPERATIONS. Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate on the balance sheet date. The results of foreign subsidiary operations are translated using average rates of exchange during each reporting period. Gains and losses upon translation are deferred and reported as a component of other comprehensive income. Foreign currency transaction gains or losses are recorded directly in the statements of operations.

COMPREHENSIVE INCOME. Comprehensive income includes all changes in equity during the period except those resulting from transactions with owners of the Company. It has two components: net income and other comprehensive income. Accumulated other comprehensive income reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments. Comprehensive income, net of related tax effects (where applicable), is detailed in the consolidated statements of stockholders' equity.

NEWLY ISSUED ACCOUNTING STANDARDS. In July 2002, SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" was issued. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. It is to be implemented for restructuring or disposal activities occurring after December 31, 2001. The Company's fiscal 2001 restructuring activities, as described in Note 7, occurred prior to the effective date of SFAS No. 146 and were therefore accounted for under previously promulgated accounting guidance then in effect—specifically, EITF Consensus No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity."

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This standard is effective for financial statements for fiscal years ending after December 15, 2002. The disclosure requirements of SFAS No. 148 have been implemented and the interim disclosure reporting requirements will be adopted by the Company in the first interim period in 2003.

The Company has two stock-based compensation plans described more fully in Note 12. The Company accounts for these plans under the recognition and measurement principles of APB 25.

PRIOR-YEAR RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Inventories

The components of inventory were as follows:

	December 29, 2001	December 28, 2002
Finished goods	$18,243	$30,273
Work-in-process	275	641
Raw materials and packaging	5,765	4,287
	24,283	35,201
Less LIFO adjustment	(603)	(672)
	$23,680	$34,529

4. Property, Plant and Equipment

The components of property, plant and equipment were as follows:

	December 29, 2001	December 28, 2002
Land and improvements	$ 4,780	$ 5,039
Buildings and improvements	61,228	69,502
Computer equipment	22,646	28,182
Furniture and fixtures	23,951	29,430
Equipment	26,051	28,993
Vehicles	890	849
Construction in progress	4,051	4,689
Total	143,597	166,684
Less: accumulated depreciation and amortization	(39,622)	(54,923)
	$103,975	$111,761

Depreciation and amortization expense was $9,552, $13,061 and $16,045 for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively. $566, $464 and $119 of interest was capitalized in the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

5. Concentration of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100. Uninsured balances aggregated $27,478 and $38,117 at December 29, 2001 and December 28, 2002, respectively.

The Company extends credit to its wholesale customers. For the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, no single customer accounted for more than 3.0%, 2.0% and 4.0% of total sales, respectively.

6. Long-Term Debt

Long-term debt is summarized as follows:

	December 29, 2001	December 28, 2002
Term loan	$ 82,500	$51,000
Revolving line of credit	32,500	9,500
Capital lease obligations	—	100
	115,000	60,600
Less current portion	31,500	32,000
Non-current portion	$ 83,500	$28,600

The Company has a credit agreement with a consortium of banks (the "Credit Agreement"). The Credit Agreement provides for a maximum borrowing of $300,000 and consists of a revolving credit facility for $150,000 and a term loan for $150,000. The Credit Agreement matures on July 7, 2004, with any outstanding amounts due on that date; no payments of principal are due on the revolving credit facility until this maturity date. The term loan is payable in quarterly installments ranging from $7,500 to $9,500 in March, June, September and December. The Credit Agreement is collateralized by substantially all of the assets of the Company. As of December 29, 2001 and December 28, 2002, the unused portion of the revolving credit facility was $117,500 and $140,500, respectively.

The Company is required to pay a commitment fee on the average daily unutilized portion of the revolving credit facility at a rate ranging from ¼% to ⅜% per annum. The Company may elect to set the interest rate on all or a portion of the borrowings outstanding under the Credit Agreement at a rate per annum equal to (a) the greatest of (1) the prime rate, (2) the base CD rate plus 1.00% or (3) the federal funds effective rate plus ½% plus a margin ranging from 0.00% to 0.75%, or (b) the eurodollar rate plus a margin ranging from 1.00% to 1.75%. The weighted-average interest rate on outstanding borrowings at December 28, 2002 was 2.44%.

The Credit Agreement includes restrictions as to, among other things, the amount of additional indebtedness, contingent obligations, liens, investments, asset sales and capital expenditures and requires the maintenance of minimum levels of interest coverage. It also includes a restriction for the payment of dividends. None of the restrictions contained in the Credit Agreement are expected to have a significant effect on the ability of the Company to operate. As of December 28, 2002, the Company was in compliance with all financial and operating covenants under the Credit Agreement.

Aggregate annual maturities of long-term debt are as follows:

Year	Long-Term Debt	Capital Lease Obligations
2003	$32,000	$ —
2004	28,500	100
Total	$60,500	$100

7. Restructuring Charge

A restructuring charge for $8.0 million was recorded in fiscal 2001 to record costs associated with our decision to consolidate and restructure our distribution and manufacturing operations. We closed our Utah distribution facility and restructured our distribution and manufacturing workforce during 2001. Included in the restructuring charge are severance and other employee related costs, the non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expenses for abandoned facilities, net of anticipated sub-lease income. An analysis of the activity within the restructuring reserve since December 29, 2001 is as follows:

	Expense	Costs Paid During the Fifty-Two Weeks Ended December 29, 2001	Accrued as of December 29, 2001	Costs Paid During the Fifty-Two Weeks Ended December 28, 2002	Accrued as of December 28, 2002
Occupancy	$2,635	$ 781	$1,854	$ 747	$1,107
Employee related	2,635	2,304	331	284	47
Other	606	606	—	—	—
Total	$5,876	$3,691	$2,185	$1,031	$1,154

During the second quarter of fiscal 2002, the Company was successful in subletting the facility covered under the "Occupancy" heading for the remaining lease term. Management believes that the remaining reserve at December 28, 2002 appropriately reflects the Company's lease commitment exposure.

8. Provision for Income Taxes

Income tax expense, exclusive of that relating to extraordinary items, consists of the following:

	Fifty-Two Weeks Ended		
	December 30, 2000	December 29, 2001	December 28, 2002
Federal:			
Current	$15,977	$15,552	$23,694
Deferred	9,655	9,530	13,437
Total federal	25,632	25,082	37,131
State:			
Current	2,049	1,607	2,748
Deferred	1,358	985	1,558
Total state	3,407	2,592	4,306
Total income tax provision	$29,039	$27,674	$41,437

In connection with the 1998 recapitalization, an election was made for federal and state income tax purposes to value the assets and liabilities of the Company at fair value. As a result of such election, there is a difference between the financial reporting and tax bases of the Company's assets and liabilities. This difference was accounted for by recording a deferred tax asset of approximately $175,700 with a corresponding credit to additional paid-in capital. The deferred tax asset will be realized as these differences, including tax goodwill, are deducted, principally over a period of 15 years. In the opinion of management, the Company will have sufficient profits in the future to realize the deferred tax asset.

The tax effect of significant items comprising the Company's net deferred tax assets (liabilities) are as follows:

	December 29, 2001		December 28, 2002	
	Current	Non-Current	Current	Non-Current
Deferred tax assets:				
Basis differential as a result of a basis step-up for tax	$ —	$132,502	$ —	$120,516
Foreign net operating loss carryforwards	—	2,006	—	2,453
Deferred compensation arrangements	412	—	351	—
Employee benefits	1,009	—	1,047	—
Restructuring accrual	853	—	450	—
Other	1,270	(917)	586	450
Valuation allowance	—	(2,006)	—	(2,453)
Deferred tax liabilities—fixed assets	—	(4,556)	—	(7,822)
	$3,544	$127,029	$2,434	$113,144

A reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes consists of the following:

	Fifty-Two Weeks Ended		
	December 30, 2000	December 29, 2001	December 28, 2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes net of federal benefit	4.0	4.0	4.0
Other	1.0	—	0.3
	40.0%	39.0%	39.3%

At December 28, 2002, the Company has foreign net operating loss carryforwards totaling approximately $8,200. These net operating losses have been fully reserved.

9. Profit Sharing Plan

The Company maintains a profit sharing/salary reduction plan under section 401(k) of the Internal Revenue Code. Under the terms of the plan the Company may make discretionary matching contributions in an amount, if any, to be determined annually based on a percentage of the employee's pre-tax contributions. Matching contributions, if made, are subject to a maximum of 4% of the employee's eligible compensation contributed to the plan during the applicable plan year. Employer matching contributions amounted to $537, $632 and $731 for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively. The Company, at its discretion, may also make annual profit sharing contributions to the plan. There were no profit sharing contributions in fiscal 2000, 2001 and 2002, respectively.

10. Deferred Compensation

The Company has a deferred compensation agreement with certain key employees. Under this agreement, the Company at its election may match certain elective salary deferrals of eligible employees' compensation up to a maximum of $20 per employee per year. Employer contributions amounted to $0, $89 and $94 for fiscal 2000, 2001 and 2002, respectively. Benefits under the plan will be paid in a lump sum upon termination of the plan or termination of employment. Benefits paid to retired employees during fiscal 2001 and 2002 were $255 and $263, respectively.

11. Contingencies

The Company is engaged in various lawsuits, either as plaintiff or defendant. In the opinion of management, the ultimate outcome of these lawsuits will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

12. Stockholders' Equity

CAPITAL STOCK. As of December 29, 2001 and December 28, 2002, the Company had 104,061,000 and 104,188,000 shares of common stock (par value $.01) issued, respectively. In connection with the 1998 recapitalization, the Company redeemed approximately 49,560,000 shares of common stock. These shares were held in treasury at December 29, 2001 and December 28, 2002.

Options to purchase common stock were granted to key employees and directors of the Company in 1998 (the "1998 Plan"). The options granted under the 1998 Plan were "nonqualified" for tax purposes. For financial reporting purposes, the award of the right to purchase stock and the grant of options, in certain cases, were considered to be below the fair value of the stock at the time of grant. The fair value was determined based on an appraisal conducted by an independent appraisal firm as of the relevant dates. The differences between fair value and the purchase price or the exercise price is being charged to compensation expense over the relevant vesting period—generally between three and five years. In the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, such expense aggregated $604, $570 and $434, respectively. In addition to the options granted above, the Company adopted the 1999 Employee Stock Option and Award Plan in June, 1999 (the "1999 Plan"). The 1999 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonqualified options. Both of these options generally have an exercise price equal to the fair market value of the stock on the date of grant and expire after 10 years. Options granted under the 1998 Plan vest ratably over a five-year period and options granted under the 1999 Plan vest ratably over four years.

A summary of the status of option grants and changes during the period ending on that date are presented below:

	Options	Range of Exercise Prices	Weighted-Average Exercise Price Per Share	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2000	556,611	$ 4.25 –$18.00	$ 6.44	$ —
Granted	161,500	11.875– 21.125	16.40	11.56
Outstanding at December 30, 2000	718,111	4.25 – 21.125	8.76	—
Granted	691,500	13.17 – 17.92	14.41	6.34
Exercised	(1,953)	4.25	4.25	—
Forfeited	(11,130)	4.25 – 21.125	11.44	—
Outstanding at December 29, 2001	1,396,528	4.25 – 21.125	11.51	—
Granted	236,500	16.80 – 21.30	21.16	8.95
Exercised	(126,679)	4.25 – 21.125	5.43	—
Forfeited	(5,000)	16.88	16.88	—
Outstanding at December 28, 2002	1,501,349	$ 4.25 –$21.30	$13.89	$ —

Under the existing stock option plans, there are 1,392,876 shares available for future grants at December 28, 2002. At December 28, 2002, options were exercisable for 564,436 shares of common stock at a weighted-average exercise price of $11.55 per share.

The following table summarizes information about the Company's stock options outstanding at December 28, 2002:

Range of Exercise Prices	Options Outstanding	Options Exercisable	Average Remaining Life (Years)
$ $ 4.25	289,742	205,704	5.54
11.875– 16.25	642,500	181,250	8.21
16.80 – 18.00	265,357	141,732	7.62
21.125– 21.30	303,750	35,750	9.04
$ 4.25 –$21.30	1,501,349	564,436	7.76

The following weighted-average assumptions were used to compute the pro forma results of operations, as described in Note 2, that reflect grants in fiscal 2000, 2001 and 2002 under the 1999 Plan:

	2000	2001	2002
Volatility	85%	50%	44%
Dividend yield	0%	0%	0%
Risk free interest rate	5.70%	1.69%	2.79%
Expected lives	5 years	5 years	5 years

13. Commitments

The Company leases most store locations, its corporate office building, a distribution facility and a number of vehicles. The operating leases, which expire in various years through 2016, contain renewal options ranging from six months to five years and provide for base rentals plus contingent rentals thereafter, which are a function of sales volume. In addition, the Company is required to pay real estate taxes, maintenance and other operating expenses applicable to the leased premises. Furthermore, several facility leases contain rent escalation clauses.

The aggregate annual future minimum lease commitments under operating leases as of December 28, 2002 are as follows:

	Operating Leases
2003	$ 20,429
2004	19,837
2005	19,412
2006	17,841
2007	16,523
Thereafter	69,327
Total minimum lease payments	$163,369

Rent expense, including contingent rentals, for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 was approximately $9,348, $13,583 and $17,975, respectively. Included in rent expense were contingent rental payments of approximately $1,403, $1,368 and $996, for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

14. Segments of Enterprise and Related Information

The Company has segmented its operations in a manner that reflects how its chief operating decision-maker (the "CEO") currently reviews the results of the Company and its subsidiaries' businesses. The Company has two reportable segments—retail and wholesale. The identification of these segments results from management's recognition that while the product produced is similar, the type of customer for the product and services and the methods used to distribute the product are different.

The CEO evaluates both its retail and wholesale operations based on an "operating earnings" measure. Such measure gives recognition to specifically identifiable operating costs such as cost of sales and selling expenses. Administrative charges are generally not allocated to specific operating segments and are accordingly reflected in the unallocated/corporate/other category. Other components of the statements of operations, which are classified below operating income, are also not allocated by segments. The Company does not account for or report assets, capital expenditures or depreciation and amortization by segment to the CEO.

The following are the relevant data for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002:

	Retail	Wholesale	Unallocated/ Corporate/ Other	Balance per Consolidated Statements of Operations
Fifty-Two Weeks Ended December 30, 2000				
Sales	$175,261	$163,544	$ —	$338,805
Gross Profit	112,281	72,857	—	185,138
Operating Margin	55,936	64,738	(31,576)	89,098
Unallocated costs	—	—	(16,500)	(16,500)
Income before provision for income taxes	—	—	—	72,598
Fifty-Two Weeks Ended December 29, 2001				
Sales	$211,707	$168,124	$ —	$379,831
Gross Profit	131,816	73,908	—	205,724
Operating Margin	62,852	65,524	(46,515)	81,861
Unallocated costs	—	—	(10,902)	(10,902)
Income before provision for income taxes	—	—	—	70,959
Fifty-Two Weeks Ended December 28, 2002				
Sales	$239,920	$204,922	$ —	$444,842
Gross Profit	153,520	96,574	—	250,094
Operating Margin	66,168	87,212	(43,549)	109,831
Unallocated costs	—	—	(4,415)	(4,415)
Income before provision for income taxes	—	—	—	105,416

15. Valuation and Qualifying Accounts

Allowance for Doubtful Accounts	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Year
Year Ended December 30, 2000:				
Allowance for doubtful accounts	$325	$124	$ (97)	$352
Year Ended December 29, 2001:				
Allowance for doubtful accounts	352	332	(359)	325
Year Ended December 28, 2002:				
Allowance for doubtful accounts	325	212	(212)	325

Amounts charged to deductions from reserves represent the write-off of uncollectible balances.

16. Quarterly Financial Data (unaudited)

	Fifty-Two Weeks Ended December 29, 2001			
(Dollars in Thousands, Except Per Share Data)	March 31	June 30	September 29	December 29
Sales	$75,320	$62,230	$84,939	$157,342
Cost of goods sold	38,015	30,132	39,910	66,050
Gross profit	37,305	32,098	45,029	91,292
Selling expenses	17,175	17,157	18,657	24,359
General and administrative expenses	9,191	9,654	10,093	9,577
Restructuring charge	8,000	—	—	—
Income from operations	2,939	5,287	16,279	57,356
Interest income	(42)	(18)	(4)	(8)
Interest expense	3,376	2,996	2,401	1,823
Other (income) expense	(102)	(27)	28	478
Income (loss) before provision for (benefit from) income taxes	(293)	2,336	13,854	55,063
Provision for (benefit from) income taxes	(114)	911	5,403	21,475
Net income (loss)	$ (179)	$ 1,425	$ 8,451	$ 33,588
Basic Earnings Per Share	$ 0.00	$ 0.03	$ 0.16	$ 0.63
Diluted Earnings Per Share	$ 0.00	$ 0.03	$ 0.16	$ 0.62

	Fifty-Two Weeks Ended December 28, 2002			
(Dollars in Thousands, Except Per Share Data)	March 30	June 29	September 28	December 28
Sales	$88,184	$81,296	$99,037	$176,324
Cost of goods sold	42,109	37,739	44,840	70,060
Gross profit	46,075	43,557	54,197	106,264
Selling expenses	21,220	22,452	23,634	29,409
General and administrative expenses	11,194	10,371	10,818	11,167
Restructuring charge	—	—	—	—
Income from operations	13,661	10,734	19,745	65,688
Interest income	(15)	(3)	(2)	(4)
Interest expense	1,308	1,157	1,253	1,138
Other (income) expense	60	(54)	(108)	(317)
Income before provision for income taxes	12,308	9,634	18,602	64,871
Provision for income taxes	4,800	3,757	7,254	25,624
Net income	$ 7,508	$ 5,877	$11,348	$ 39,247
Basic Earnings Per Share	$ 0.14	$ 0.11	$ 0.21	$ 0.72
Diluted Earnings Per Share	$ 0.14	$ 0.11	$ 0.21	$ 0.72

Independent Auditors' Report

Board of Directors
The Yankee Candle Company, Inc.
South Deerfield, Massachusetts 01373

We have audited the accompanying consolidated balance sheets of The Yankee Candle Company, Inc. and subsidiaries (the "Company") as of December 29, 2001 and December 28, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Yankee Candle Company, Inc. and subsidiaries as of December 29, 2001 and December 28, 2002 and the results of their operations and their cash flows for the fifty-two weeks ended December 30, 2000, December 29, 2001 and December 28, 2002 in conformity with accounting principles generally accepted in the United States of America.



Boston, Massachusetts
February 11, 2003

Market for the Company's Common Equity and Related Stockholder Matters

Market Information

Our common stock has been traded on the New York Stock Exchange since July 1, 1999 under the symbol "YCC." For the fiscal periods indicated, the high and low sales prices per share of the common stock as reported on the New York Stock Exchange—Composite Transaction Reporting System were as follows:

	High	Low
Fifty-Two Weeks Ended December 28, 2002		
First Quarter	$23.65	$18.29
Second Quarter	27.68	20.00
Third Quarter	26.71	16.50
Fourth Quarter	20.00	13.80
Fifty-Two Weeks Ended December 29, 2001		
First Quarter	$18.95	$10.56
Second Quarter	19.98	12.88
Third Quarter	19.09	15.70
Fourth Quarter	22.93	16.86

On March 21, 2003, the closing sale price as reported on the New York Stock Exchange—Composite Transaction Reporting System for our common stock was $17.86 per share. As of March 21, 2003, there were 608 holders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Dividends

We have never paid a cash dividend on our common stock as a public company and we do not currently intend to pay any cash dividends in the foreseeable future, but instead intend to retain earnings for the future operation of our business. Any determination to pay dividends in the future will be at the discretion of the board of directors and will be dependent upon results of operations, financial condition, contractual and legal restrictions and other factors deemed relevant by our board of directors. Under the terms of our existing credit agreement, we may not declare or pay dividends on our common stock unless our ratio of consolidated total debt to consolidated EBITDA is less than or equal to 2:1 or our aggregate principal amount of loans and letters of credit outstanding is less than $100 million. Although we meet this requirement, we do not currently intend to pay dividends.

Corporate Information

Chairman Emeritus

MICHAEL J. KITTREDGE
Founder
The Yankee Candle Company, Inc.

Directors

THEODORE J. FORSTMANN
Founding General Partner
Forstmann Little & Co.

DALE F. FREY
Retired Chairman and President
General Electric Investment Corp.

MICHAEL F. HINES
Chief Financial Officer and
Chief Administrative Officer
Dick's Sporting Goods, Inc.

SANDRA J. HORBACH
General Partner
Forstmann Little & Co.

JAMIE C. NICHOLLS
General Partner
Forstmann Little & Co.

MICHAEL S. OVITZ
Principal,
CKE Associates

CRAIG W. RYDIN
Chairman, President and
Chief Executive Officer
The Yankee Candle Company, Inc.

RONALD L. SARGENT
Chief Executive Officer
Staples, Inc.

ROBERT R. SPELLMAN
Senior Vice President, Finance
and Chief Financial Officer
The Yankee Candle Company, Inc.

EMILY WOODS
Co-Founder and Director
J. Crew Group, Inc.

Executive Officers

CRAIG W. RYDIN
President and Chief Executive Officer

ROBERT R. SPELLMAN
Senior Vice President, Finance
and Chief Financial Officer

GAIL M. FLOOD
Senior Vice President,
Retail

PAUL J. HILL
Senior Vice President,
Supply Chain

HARLAN M. KENT
Senior Vice President,
Wholesale

MARTHA S. LACROIX
Senior Vice President,
Human Resources

JAMES A. PERLEY
Vice President,
General Counsel

Operating Officers

STEPHEN K. ATWATER
Vice President,
Process Improvement

RONALD J. BOHONOWICZ
Vice President,
Quality and Engineering

DOUGLAS G. HIGGINBOTHAM
Vice President,
Distribution and Transportation

GERALD F. LYNCH
Vice President,
Controller

JAMES M. PITITTIERI
Vice President,
Materials Management

THOMAS J. REGAN
Vice President,
Retail

ARTHUR F. RUBECK
Vice President,
Manufacturing

DENNIS M. SHOCKRO
Vice President,
Information Systems

ANTHONY P. VILLANI
Vice President,
Real Estate

Shareholder Information

CORPORATE OFFICES
The Yankee Candle Company, Inc.
16 Yankee Candle Way
South Deerfield, Massachusetts 01373
Telephone: (413) 665-8306
Internet address: www.yankeecandle.com

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A. is the Transfer Agent and Registrar for the Company's Common Stock and maintains shareholder accounting records. The Transfer Agent should be contacted directly concerning changes in address, name or ownership, lost certificates and to consolidate multiple accounts. When corresponding with the Transfer Agent, shareholders should reference the exact name(s) in which Yankee Candle stock is registered as well as the certificate number.

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, Rhode Island 02940-3023
Telephone: (877) 282-1168
Internet address: www.equiserve.com
Email address: fwy@equiserve.com

FINANCIAL INFORMATION
A copy of Yankee Candle's annual report on Form 10-K for the fiscal year ended December 28, 2002 as filed with the Securities and Exchange Commission is available on the Company's web site, www.yankeecandle.com, or by written request to the Office of Investor Relations at our corporate address.

ANNUAL MEETING
The Annual Meeting of Stockholders of The Yankee Candle Company, Inc. will be held on June 11, 2003 at 10:00 a.m. at The Yankee Candle Employee Health and Fitness Center, 25 Greenfield Road, South Deerfield, Massachusetts 01373.



Designed by Curran & Connors, Inc. / www.curran-connors.com

The Yankee Candle Company, Inc.

16 Yankee Candle Way
South Deerfield, Massachusetts 01373